Notice of 2022 Annual Meeting of Stockholders



970 Park Place
San Mateo, California 94403

To the Stockholders of Roblox Corporation:

On behalf of our board of directors, it is our pleasure to invite you to attend the 2022 annual meeting of stockholders (including any adjournment or postponement thereof, the "**Annual Meeting**") of Roblox Corporation. The Annual Meeting will be held virtually via live webcast at https://web.lumiagm.com/215721927 (password: roblox2022), originating from San Mateo, California, on Thursday, May 26 at 8:00 a.m., Pacific time.

We are holding the Annual Meeting to seek your approval of the following proposals:

Proposals	Board Vote Recommendation	For Further Details
1. Election of Class I Directors	**"FOR"** each director nominee	Page 8
2. Advisory Vote on the Compensation of our Named Executive Officers	**"FOR"**	Page 29
3. Advisory Vote on the Frequency of Future Stockholder Advisory Votes on the Compensation of our Named Executive Officers	**"EVERY 1 YEAR"**	Page 31
4. Ratification of the Independent Registered Public Accounting Firm	**"FOR"**	Page 51

These items of business are more fully described in the proxy statement accompanying this Notice.

Stockholders will also act on any other business properly brought before the meeting.

The record date for the Annual Meeting is March 28, 2022. Only stockholders of record of our Class A common stock and Class B common stock at the close of business on the record date may vote at the Annual Meeting.

On or about April 4, 2022, we mailed to our stockholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy statement and annual report. This notice provides instructions on how to vote via the Internet or by telephone and includes instructions on how to receive a paper copy of our proxy materials by mail. The accompanying proxy statement and our annual report can be accessed directly at the following Internet address: http://www.astproxyportal.com/ast/24055

Whether or not you plan to attend the Annual Meeting, we urge you to submit your proxy or voting instructions via the Internet, telephone, or mail as soon as possible.

By Order of the board of directors,

MARK REINSTRA
General Counsel and Corporate Secretary
San Mateo, California
April 4, 2022

How to Vote in Advance of the Meeting



INTERNET

www.voteproxy.com



TELEPHONE

1-800-776-9437
(U.S. and Canada)
1-718-921-8500 (all
other countries)



MAIL

Mark, sign, date and promptly
mail the enclosed proxy card in
the postage-paid envelope



QR CODE

Scan this QR code
to vote with your
mobile device

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on May 26, 2022. The proxy statement and the annual report are available at http://www.astproxyportal.com/ast/24055

Table of Contents

Proxy Summary

This proxy summary highlights information regarding Roblox Corporation ("**Roblox**" or the "**Company**") and certain information included elsewhere in this proxy statement. You should read the entire proxy statement before voting. You should also review our 2021 annual report to stockholders for detailed information regarding the 2021 financial and operating performance of Roblox, including the audited financial statements and related notes included in the report.

ITEM 1

Election of Class I Directors

THE BOARD RECOMMENDS A VOTE FOR EACH DIRECTOR NOMINEE.

SEE PAGE
8

ITEM 2

Advisory Vote on the Compensation of our Named Executive Officers

THE BOARD RECOMMENDS A VOTE FOR THIS PROPOSAL.

SEE PAGE
29

ITEM 3

Advisory Vote on the Frequency of Future Stockholder Advisory Votes on the Compensation of our Named Executive Officers

THE BOARD RECOMMENDS A VOTE FOR ONE YEAR.

SEE PAGE
31

ITEM 4

Ratification of the Independent Registered Public Accounting Firm

THE BOARD RECOMMENDS A VOTE FOR THIS PROPOSAL.

SEE PAGE
51

PLEASE VOTE TODAY

Your vote is important. Whether or not you plan to virtually attend the annual meeting, we urge you to vote promptly. Please carefully review the proxy materials and follow the instructions to cast your vote on all of the proposals.

QUESTIONS AND ANSWERS ABOUT THE 2022 ANNUAL MEETING

Please see "*Questions And Answers About The Proxy Materials And 2022 Annual Meeting*" for important information about the annual meeting, virtual meeting format, proxy materials, voting, Company documents, communications, deadlines to submit stockholder proposals and other pertinent information.

Board Highlights

		Director Since	Committee Memberships			Other Public Company Directorships
			ACC	LDCC	NCGC	
Nominees	**CHRISTOPHER CARVALHO** `IND` Former Chief Operating Officer of Kabam, Inc.	2015	■	■	■	1
	GINA MASTANTUONO `IND` Chief Financial Officer of ServiceNow, Inc.	2021	■ (blue)	■		-
Continuing	**DAVID BASZUCKI** Founder, President, Chief Executive Officer and Chairman of Roblox Corporation	2004				-
	GREGORY BASZUCKI Co-Founder of Founder Partners	2008				-
	ANTHONY P. LEE `IND` Vice President of Altos Ventures Management, Inc.	2008		■	■ (blue)	-
	ANDREA WONG `IND` Former President of International Production for Sony Pictures Television and International for Sony Pictures Entertainment	2020	■	■ (blue)	■	4

ACC Audit and Compliance Committee **LDCC** Leadership Development and Compensation Committee **NCGC** Nominating and Corporate Governance Committee

`IND` Independent ■ Member ■ (blue) Chairperson

A Diverse and Skilled Board

We believe that our diverse board has an appropriate mix of skills, expertise and experience to oversee critical matters of the Company and to represent the interests of our stockholders.

INDEPENDENCE **TENURE** **GENDER DIVERSITY** **RACIAL/ ETHNIC DIVERSITY**



66.7%



Average 8.3 years



33.3%



33.3% Ethnically Diverse

■ Independent ■ Non-Independent   ■ 0-5 yrs ■ 6-10 yrs ■ 11< yrs   ■ Female ■ Male   ■ Diverse ■ Non-diverse

Skill / Experience	Criteria / Description	Strong Experience	Moderate Experience
Public Company CEO / Executive	Experience as a current or former CEO, President, CFO and/or COO within the past 5 years	■ ■	■
Public Company Board (excluding Roblox)	Experience serving as a member of a public company board within the last five years (excluding Roblox)	■ ■	
Private Company Board (excluding Roblox)	Current or prior experience as a member of a privately-held company board (excluding Roblox)	■ ■ ■ ■	
Entertainment Industry	Experience and expertise with the entertainment and media industry and businesses	■ ■	■
Government Relations / Regulatory	Background or experience in regulatory and public policy		■
Technology / Digital Media	Experience and expertise in technology-related business or technology functions, resulting in knowledge of how to anticipate technological trends and an understanding of technology related risks	■ ■ ■	■ ■
Public Company Finance	Experience as an executive responsible for financial results of a breadth and complexity comparable to Roblox	■	
Audit / Accounting	Experience with accounting, financial reporting processes and internal controls, including experience working with financial statements and auditors	■ ■	■ ■
Mergers and Acquisitions	M&A and integration experience (including buy-and sell-side) as a public company director		■ ■ ■
Cybersecurity	Understanding of and experience in overseeing corporate cybersecurity programs and having a history of participation in relevant cyber education		■ ■
International Operations	Experience with the challenges companies face in building out international operations and compliance programs	■ ■ ■	■ ■
People / Compensation	Expertise in aligning Company culture, performance, reward and talent with strategy as well as remote and flexible work strategies	■	■ ■ ■ ■ ■
Leadership Development	Experience with corporate governance requirements, leadership development and succession planning of management	■ ■	■ ■ ■
Corporate History and Evolution	Experience and understanding of Roblox's corporate history and evolution	■ ■ ■	■ ■ ■

Corporate Governance Highlights

Key elements of our governance are set forth below:

- Lead independent director (66.7% independent directors);
- Executive sessions of non-management directors and at least two annual executive sessions of independent directors;
- Beginning in 2021, annual board and committee self-evaluations;
- Strong board diversity;
- Detailed strategy and risk oversight by board and committees;
- No director overboarding;

- 100% independent board committees;
- Focus on executive officer succession planning;
- Director onboarding program and continuing director education;
- Annual review of committee charters and key governance policies;
- Commitment to fostering a diverse and inclusive workplace; and
- Focus on Company culture

Executive Compensation Highlights

Pay for Performance and Stockholder Alignment

Our compensation program focuses on **ownership** and **long-term retention and value creation**

- Base Salary + Long-Term Equity Awards
  - **CEO:** 100% of compensation is based on the 2021 Founder and CEO Long-Term Performance Award and requires substantial share price growth over a five-year performance period for vesting
  - **Other NEOs:** Over 90% of compensation of our other named executive officers ("**NEOs**") is equity-based and vests over four years

Compensation Practices

WHAT WE DO
✔ 100% independent directors on our Leadership Development and Compensation Committee ("**LDCC**")
✔ Independent compensation advisor, who provides no other services to the Company
✔ Our CEO's entire compensation is at-risk, and based on our stock price performance
✔ Annual review of NEO compensation and peer group data
✔ Double-trigger change in control arrangements
✔ Assess the risk-reward balance of our compensation programs to mitigate undue risks

WHAT WE DO NOT DO
✖ No pension plans or supplemental retirement plans
✖ No hedging or pledging of our stock by directors, executives or employees
✖ No excise tax gross-ups upon a change in control



Board of Directors

ITEM 1:

Election of Class I Directors

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE NOMINEES NAMED BELOW

Our Board

Our board of directors is currently comprised of six members. We have a classified board consisting of three classes of equal size, each serving staggered three-year terms. Information regarding each director nominee and continuing director is set forth below. As detailed further in this proxy statement, our board of directors, including the two director nominees, reflects a broad array of knowledge, experience, skills, backgrounds and other attributes, including diversity.

Nominees

Upon the recommendation of our Nominating and Corporate Governance Committee ("**NCGC**"), our board of directors has nominated Christopher Carvalho and Gina Mastantuono for election as Class I directors at the Annual Meeting for new three-year terms, each to serve until the 2025 annual meeting of stockholders and until a successor has been duly elected and qualified, or until such director's earlier resignation, retirement or other termination of service.

Voting Considerations

Each of the nominees has consented to being named in the proxy statement and to continue to serve as a director, if elected; however, in the event that a director nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee designated by our board of directors to fill such vacancy.

If you are a stockholder of record and you sign your proxy card or vote by telephone or over the Internet but do not give instructions with respect to the voting of directors, your shares will be voted "FOR" the election of each of the nominees. If you are a street name stockholder and you do not give voting instructions to your broker or nominee, your broker will leave your shares unvoted on this matter.

Vote Required

Each director is elected by a plurality of the voting power of our common stock present in person (including virtually) or represented by proxy at the meeting and entitled to vote on the election of directors. Because the outcome of this proposal will be determined by a plurality vote, any shares not voted "FOR" a particular nominee, whether as a result of choosing to "WITHHOLD" authority to vote or a broker non-vote, will not have an effect on the outcome of the election.

Directors Nominees



CHRISTOPHER CARVALHO, 55

Former Chief Operating Officer of Kabam, Inc.

DIRECTOR SINCE: 2015

COMMITTEES:

Audit and Compliance, Leadership Development and Compensation, Nominating and Corporate Governance

BACKGROUND

Mr. Carvalho has served as a member of our board of directors since December 2015. Between January 2010 and December 2013, Mr. Carvalho served as Chief Operating Officer of Kabam, Inc., a developer of online computer games. From June 2008 to October 2010, he served as Vice President and General Manager of SmartyCard, a division of Gazillion Entertainment, a developer of online computer games. Between January 1999 and June 2008, Mr. Carvalho served in several capacities with Lucasfilm Ltd., a film and entertainment company, including as the head of Business Development. Mr. Carvalho serves on the board of Modern Times Group MTG AB, a digital entertainment company listed on the Nasdaq Stockholm AB and of several private gaming and entertainment companies. Between May 2017 and August 2019 Mr. Carvalho served as a member of the board of directors of G5 Entertainment AB, a developer and publisher of mobile games listed on the Nasdaq Stockholm AB main market and the Nasdaq OTCQX. Mr. Carvalho holds an MBA from the University of California, Los Angeles Anderson School of Management and a BS in Business Administration from the University of California, Berkeley, Haas School of Business.

DIRECTOR QUALIFICATIONS

We believe that Mr. Carvalho is qualified to serve on our board of directors because of his executive level experience in online gaming, his general experience with and knowledge of the industry in which we operate, and his experience as a current and former director of many companies.



GINA MASTANTUONO, 51

Chief Financial Officer of ServiceNow, Inc.

DIRECTOR SINCE: 2021

COMMITTEES:

Audit and Compliance (Chair), Leadership Development and Compensation

BACKGROUND

Ms. Mastantuono has served as a member of our board of directors since April 2021. Ms. Mastantuono has served as the Chief Financial Officer of ServiceNow, Inc. since January 2020. From December 2016 to January 2020, Ms. Mastantuono served as Executive Vice President and Chief Financial Officer of Ingram Micro Inc., a provider of global technology and supply chain services and as its Executive Vice President, Finance from April 2013 to December 2016. From June 2007 to April 2013, Ms. Mastantuono served as Senior Vice President, Chief Accounting Officer and International Chief Financial Officer of Revlon, Inc., a cosmetics, skin care, fragrance and personal care company. Before Revlon, Ms. Mastantuono held various finance executive roles at InterActiveCorp., a publicly traded operator of a diversified portfolio of specialized and global brands, and Triarc Companies, Inc., a publicly traded consumer products company. She began her career at Ernst & Young, LLP in New York. Ms. Mastantuono is a certified public accountant with more than 20 years of finance experience. Ms. Mastantuono attended the State University of New York at Albany, where she earned a B.S. degree in Accounting and Business Administration.

DIRECTOR QUALIFICATIONS

We believe Ms. Mastantuono is qualified to serve on our board of directors because of her deep financial and strategic acumen and her extensive management experience with global technology companies. Further, Ms. Mastantuono's financial expertise over 20 years in finance provides her with the necessary skills and experience to perform audit committee functions.

Continuing Directors



DAVID BASZUCKI, 59

Founder, President, Chief Executive Officer and Chairman of Roblox

DIRECTOR SINCE: 2004

BACKGROUND

Mr. Baszucki has served as our Founder, President, Chief Executive Officer and member of our board of directors since March 2004. From July 1989 until December 1998, Mr. Baszucki served in various positions at Knowledge Revolution, a developer of 2D and 3D motion simulation software, which was acquired in December 1998 by MSC Software Corporation, a software company that specializes in simulation software, and which was acquired by Hexagon AB, a global technology group focused on precision measuring technologies, in February 2017. Between December 1998 and December 2000, Mr. Baszucki served in various positions at MSC Software Corporation, most recently as General Manager. Mr. Baszucki holds a BS in Electrical Engineering from Stanford University.

DIRECTOR QUALIFICATIONS

We believe that Mr. Baszucki is qualified to serve on our board of directors because of the perspective and experience he brings as our Founder, President, Chief Executive Officer and Chairman.



GREGORY BASZUCKI, 57

Co-Founder of Founder Partners

DIRECTOR SINCE: 2008

BACKGROUND

Mr. Baszucki has served as a member of our board of directors since February 2008. Since January 2013, Mr. Baszucki has served as a Co-Founder of Founder Partners, a closely held partnership which builds and invests in capital efficient mobile, Internet and software companies. He is also the Chief Executive Officer of Wheelhouse Enterprises, Inc., a marketplace for buyers and sellers of business software and has served as such since its founding in January 2009. Prior to Founder Partners and Wheelhouse Enterprises, Mr. Baszucki founded and served as President of Dealix Corporation, an online automotive sales company between November 1998 and November 2006. Mr. Baszucki currently serves as a member of the boards of directors of several private companies. Mr. Baszucki holds a BS in Electrical Engineering from University of Minnesota-Twin Cities.

DIRECTOR QUALIFICATIONS

We believe that Mr. Baszucki is qualified to serve on our board of directors because of his significant knowledge of and history with our Company, his executive leadership experience, his extensive experience as an entrepreneur, and his experience as a current and former director of many companies.



ANTHONY P. LEE, 51

Vice President of Altos Ventures Management, Inc.

| DIRECTOR SINCE: 2008 | COMMITTEES:
Committees: Leadership Development and Compensation, Nominating and Corporate Governance (Chair) |

BACKGROUND

Mr. Lee has served as a member of our board of directors since February 2008 and was appointed as our Lead Independent Director in November 2020. He joined Altos Ventures in May 2000 and is currently a Vice President of Altos Ventures Management, Inc., which manages a family of international, technology-focused venture capital funds. He is a managing director of each fund. In addition, Mr. Lee currently serves on the board of directors of several private companies and non-profit organizations. He holds an AB in Politics from Princeton University and an MBA from the Stanford Graduate School of Business.

DIRECTOR QUALIFICATIONS

We believe that Mr. Lee is qualified to serve on our board of directors because of his significant knowledge of and history with our Company and his experience as a seasoned investor and current and former director of many companies.



ANDREA WONG, 55

Former President of International Production for Sony Pictures Television and International for Sony Pictures Entertainment

| DIRECTOR SINCE: 2020 | COMMITTEES:
Committees: Audit and Compliance, Leadership Development and Compensation (Chair), Nominating and Corporate Governance |

BACKGROUND

Ms. Wong has served as a member of our board of directors since August 2020. Ms. Wong has serves as a member of the board of directors and as a member of each of the compensation committee and the nominating and corporate governance committee of Liberty Media Corporation, an owner and operator of various media, communications and entertainment businesses, and Qurate Retail, Inc., an owner and operator of various digital commerce businesses since September 2011. Ms. Wong has served as a member of the board of directors and as a member of the nominating and corporate governance committee of Hudson Pacific Properties Inc., a real estate investment trust since August 2017 and Oaktree Acquisition Corp II, a blank check company since September 2020. From September 2011 to March 2017, Ms. Wong served as President, International Production for Sony Pictures Television and President, International for Sony Pictures Entertainment. From April 2007 to April 2010, she served as President and Chief Executive Officer of Lifetime Entertainment Services. Ms. Wong served in various positions with ABC, Inc., a subsidiary of The Walt Disney Company, from August 1993 to March 2007, most recently as Executive Vice President, Alternative Series, Specials and Late Night. Ms. Wong previously served as a director of Social Capital Hedosophia Holdings Corp., a blank check company and Hudson's Bay Company, a Canadian retail company. Ms. Wong holds a BS in electrical engineering from the Massachusetts Institute of Technology and an MBA from the Stanford Graduate School of Business.

DIRECTOR QUALIFICATIONS

We believe that Ms. Wong is qualified to serve on our board of directors because of her extensive background in media programming across a variety of platforms, her executive leadership experience with the management and operation of companies in the entertainment sector, and her experience as a current and former director of many companies.

Board Composition

We are committed to having a skilled and experienced board that will provide sound oversight as Roblox continues to execute on its long-term growth strategy.

Since 2015, three new independent directors (including two women) joined our board of directors enhancing Finance, Senior Leadership, Public Company, Board and Industry experience.

Identification and Consideration of New Nominees

Our NCGC is responsible for reviewing with the board of directors the appropriate characteristics, skills, and experience required for the board of directors as a whole and its individual members. Our NCGC uses a variety of methods to identify and evaluate director nominees.

While the board of directors has not established specific minimum qualifications for members of the board of directors, the board of directors believes that the assessment of director qualifications may include numerous factors, such as:

- character;
- professional ethics and integrity;
- judgment;
- business acumen;
- proven achievement and competence in one's field;
- the ability to exercise sound business judgment;
- tenure on the board of directors and skills that are complementary to the board of directors;

- an understanding of the Company's business;
- an understanding of the responsibilities that are required of a member of the board of directors;
- other time commitments; and
- diversity with respect to professional background, education, race, ethnicity, gender, age and geography, as well as other individual qualities and attributes that contribute to the total mix of viewpoints and experience represented on the board of directors (the "**Director Criteria**").



SCREENING OF CANDIDATE

The NCGC screening process includes:
- candidate interviews
- inquiry of the person or persons making the recommendation or nomination
- engagement of an outside search or consulting firm to gather additional information
- reliance on the knowledge of the members of the NCGC, the board of directors or management

DIRECTOR CANDIDATE EVALUATION

The NCGC considers:
- the current size and composition of the board of directors and the needs of the board of directors and the respective committees of the board of directors
- the Director Criteria
- other factors that the NCGC may consider appropriate

DIRECTOR NOMINATION PROCESS

The NCGC is responsible for identifying and screening candidates for board membership and recommending candidates to the entire board of directors for board membership

RECOMMENDATION AND APPROVAL

The board of directors has final authority approving director candidates for nomination to the board of directors, following recommendation by the NCGC

Stockholder Recommendations and Nominations to the Board of Directors

The NCGC will consider director candidates recommended by stockholders holding at least 1% of the fully diluted capitalization of the Company continuously for at least 12 months prior to the date of the submission of the recommendation, so long as such recommendations comply with our amended and restated certificate of incorporation, amended and restated bylaws, and applicable laws, rules and regulations, including those promulgated by the Securities and Exchange Commission (the "**SEC**"). The NCGC will evaluate such recommendations in accordance with its charter, our amended and restated bylaws and our policies and procedures for director candidates, as well as the Director Criteria. This process is designed to ensure that our board of directors includes members with diverse backgrounds, skills, and experience, including appropriate financial and other expertise relevant to our business. Eligible stockholders wishing to recommend a candidate for nomination should direct the recommendation in writing by letter, attention of the General Counsel or the Legal Department, at 970 Park Place, San Mateo, California 94403. Such recommendations must include the candidate's name, home and business contact information, detailed biographical data, relevant qualifications, a statement of support by the recommending stockholder, a signed letter from the candidate confirming willingness to serve on our board of directors, information regarding any relationships between the candidate and our Company, evidence of the recommending stockholder's ownership of our capital stock, and any other information required by our amended and restated bylaws. The NCGC has discretion to decide which individuals to recommend for nomination as directors.

Under our amended and restated bylaws, stockholders may also directly nominate persons for our board of directors. Any nomination must comply with the requirements set forth in our amended and restated bylaws and should be sent in writing to our Corporate Secretary. To be timely for the 2023 annual meeting of stockholders, nominations must be received by our Corporate Secretary observing the same deadlines for stockholder proposals discussed below under "*What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?—Stockholder Proposals*."

Corporate Governance

Director Independence

Under the listing standards of the New York Stock Exchange ("**NYSE**"), independent directors must comprise a majority of a listed company's board of directors unless the listed company qualifies as a "controlled company." In addition, NYSE listing standards require that, subject to the "controlled company" exemption, each member of a listed company's audit, compensation, and nominating and corporate governance committees be independent. Under NYSE listing standards, a director will only qualify as an "independent director" if the board of directors affirmatively determines that the director has no material relationship with the company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). We believe we are eligible for, but do not take advantage of, the "controlled company" exemption to the corporate governance rules for NYSE-listed companies.

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning their background, employment and affiliations, our board of directors has determined that four of our five non-employee directors (Mr. Carvalho, Mr. Lee, Ms. Mastantuono and Ms. Wong) do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the listing standards of the NYSE. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our Company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and any transactions involving them described in the section titled "*Transactions with Related Persons.*"

Board Leadership Structure

We believe that the structure of our board of directors and its committees provides strong overall management of our Company. Mr. David Baszucki currently serves as both the Chairman of our board of directors and as our Chief Executive Officer ("**CEO**"). As our founder, Mr. Baszucki is best positioned to identify strategic priorities, lead critical discussion, and execute our business plans.

Our board of directors has adopted corporate governance guidelines that provide that one of our independent directors should serve as our Lead Independent Director if the Chairman of our board of directors is not independent. In addition, only independent directors serve on the Audit and Compliance Committee ("**ACC**"), LDCC and NCGC. As a result of the board of directors' committee system, the existence of a majority of independent directors, and Lead Independent Director, the board of directors believes it maintains effective oversight of our business operations, including independent oversight of our financial statements, executive compensation, selection of director candidates, and corporate governance programs. We believe that the leadership structure of our board of directors is appropriate and enhances our board of directors' ability to effectively carry out its roles and responsibilities on behalf of our stockholders, while Mr. Baszucki's combined role enables strong leadership, creates clear accountability, and enhances our ability to communicate our message and strategy clearly and consistently to stockholders.

LEAD INDEPENDENT DIRECTOR DUTIES AND RESPONSIBILITIES

Our board of directors appointed Anthony P. Lee to serve as our Lead Independent Director in 2020. The board of directors considered Mr. Lee's demonstrated leadership during his tenure as a director; his contributions as the chair of the NCGC; and his contributions as a member of the ACC. The board of directors believes that Mr. Lee's ability to act as a strong lead independent director provides balance in our leadership structure and will be in the best interest of Roblox and its stockholders.

As Lead Independent Director, Mr. Lee

- is responsible for calling, contributing to the agenda and presiding over separate meetings of our independent directors;
- reports to our CEO and Chairman regarding feedback from executive sessions;
- serves as spokesperson for the Company as requested; and
- performs such additional duties as a majority of the independent directors may designate from time to time.

Board Committees

Our board of directors has established the ACC, the LDCC, and the NCGC. Each committee member meets the requirements for independence under the listing standards of the NYSE and SEC rules and regulations, and each committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the NYSE. A copy of each charter is available on our website at ir.roblox.com under "Governance." Members will serve on these committees until their resignation or until as otherwise determined by our board of directors. The composition and responsibilities of each of the committees of our board of directors is described below.

AUDIT AND COMPLIANCE COMMITTEE

MEMBERS:

GINA MASTANTUONO (Chair) **CHRISTOPHER CARVALHO** **ANDREA WONG**

MEETINGS IN 2021: 7

Our ACC is responsible for, among other things:

- selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;
- helping to ensure the independence and oversee the performance of the independent registered public accounting firm;
- reviewing and discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent registered public accounting firm, our interim and year-end results of operations;
- reviewing our financial statements and our critical accounting policies and estimates;
- overseeing and monitoring the integrity of our financial statements, accounting and financial reporting processes, and internal controls;
- overseeing the design, implementation, and performance of our internal audit function;
- overseeing our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;
- adopting and overseeing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;
- overseeing our policies on risk assessment and risk management;
- overseeing our initiatives related to cybersecurity, including prevention and monitoring;
- reviewing the overall adequacy and effectiveness of our legal, regulatory and ethical compliance programs;
- reviewing and approving related party transactions; and
- approving or, as required, pre-approving, all audit and all permissible non-audit services, to be performed by the independent registered public accounting firm.

Each member of the ACC meets the financial literacy and sophistication requirements of the listing standards of the NYSE.

No member of our ACC may serve on the audit committee (or other board committee performing equivalent functions) of more than three public companies, including Roblox, unless our board of directors determines that such simultaneous service would not impair the ability of such member to effectively serve on our ACC and we disclose such determination in our annual proxy statement.

Our board of directors has determined that Ms. Mastantuono is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K.

LEADERSHIP DEVELOPMENT AND COMPENSATION COMMITTEE

| MEMBERS: | | | | MEETINGS IN 2021: 7 |

 **ANDREA WONG** (Chair)  **ANTHONY P. LEE**  **CHRISTOPHER CARVALHO**  **GINA MASTANTUONO**

Our LDCC is responsible for, among other things:

- reviewing and approving the corporate goals and objectives applicable to the compensation of our executive officers, including our chief executive officer and evaluating the performance of each such officer in light thereof;
- reviewing, determining and approving, the cash and equity compensation of our officers, including our chief executive officer and other key employees;
- reviewing, approving and administering our employee benefit and equity incentive plans;
- advising our board of directors on management proposals to stockholders on executive compensation matters and overseeing management's engagement with stockholders and proxy advisory firms on executive compensation matters;
- establishing, reviewing, and overseeing the development and implementation of employee compensation plans to ensure consistency with our general compensation strategy;
- reviewing and discussing our compensation policies and practices with management for risk assessment;
- reviewing and making recommendations regarding non-employee director compensation to our full board of directors;
- retaining or obtaining the advice of compensation consultants, independent legal counsel and other advisors; and
- periodically reviewing and discussing with our board of directors the corporate succession planning and leadership development plans for the CEO and other executive officers.

Compensation Committee Interlocks and Insider Participation

None of the members of our LDCC is or has been an officer or employee of our Company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or LDCC. See the section titled "*Transactions with Related Persons*" for information about any related party transactions involving members of our LDCC or their affiliates.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE	
MEMBERS: **ANTHONY P. LEE** (Chair) **ANDREA WONG** **CHRISTOPHER CARVALHO**	**MEETINGS IN 2021: 4**

Our NCGC is responsible for, among other things:

- identifying, evaluating, and selecting, or making recommendations to our board of directors regarding, nominees for election to our board of directors;
- considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;
- overseeing the annual evaluation of our board of directors;
- overseeing and reviewing developments in our corporate governance practices, including developing and making recommendations to our board of directors regarding corporate governance guidelines or framework; and
- developing, approving and reviewing compliance with the Company's Code of Business Conduct and Ethics and reviewing conflicts of interest of directors and officers other than related party transactions reviewed by the ACC.

Board and Committee Meetings

Meeting Attendance

During our fiscal year ended December 31, 2021, our board of directors held 6 meetings (including regularly scheduled and special meetings). Each director attended 100% of the aggregate of (i) the total number of meetings of our board of directors held during the period for which he or she has been a director and (ii) the total number of meetings held by all committees of our board of directors on which he or she served during the periods that he or she served.

Executive Sessions

To encourage and enhance communication among non-employee directors, and as required under applicable NYSE rules, our corporate governance guidelines provide that the non-employee directors will meet in executive sessions without management directors or management present on a periodic basis but no less than twice a year. Such executive sessions will be led by independent directors. In addition, if any of our non-employee directors are not independent directors, then our independent directors will also meet in executive session on a periodic basis but not less than twice a year.

Attendance at Annual Meeting of Stockholders

Each director is strongly encouraged to attend the Company's annual meetings of stockholders. This annual meeting will be our first annual meeting of our stockholders as a public company.

Board Oversight of Risk

Risk is inherent with every business, and we face a number of risks, including strategic, financial, business and operational, legal and compliance, and reputational, in the pursuit and achievement of our strategic objectives. We have designed and implemented processes to manage risk in our operations.



BOARD OF DIRECTORS

- has responsibility for the oversight of our risk management framework, which is designed to identify, assess, and manage risks to which our Company is exposed, as well as to foster a corporate culture of integrity
- regularly reviews our strategic and operational risks in the context of discussions with management, question and answer sessions, and reports from the management team at each regular board of directors meeting
- receives regular reports on all significant committee activities at each regular board of directors meeting, and evaluates the risks inherent in significant transactions

AUDIT AND COMPLIANCE COMMITTEE

- assists our board of directors in fulfilling its oversight responsibilities with respect to risk management in the areas of internal control over financial reporting and disclosure controls and procedures, legal and regulatory compliance
- discusses with management, the internal auditors, and the independent auditor guidelines and policies with respect to risk assessment and risk management, as well as potential conflicts of interest
- oversees our initiatives related to cybersecurity, including prevention and monitoring

LEADERSHIP DEVELOPMENT AND COMPENSATION COMMITTEE

- assesses risks arising from our compensation philosophy and practices applicable to all employees to determine whether they encourage excessive risk- taking and evaluates policies and practices that could mitigate such risks

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

- assesses risks relating to our corporate governance practices and the independence of the board of directors

MANAGEMENT

- is responsible for the day-to-day oversight and management of strategic, operational, legal and compliance, cybersecurity, and financial risks

Corporate Governance Guidelines and Code of Business Conduct and Ethics

Our board of directors has adopted Corporate Governance Guidelines that address items such as the qualifications and responsibilities of our directors and director candidates, including independence standards, and corporate governance policies and standards applicable to us in general. In addition, our board of directors has adopted a Code of Business Conduct and Ethics that applies to all of our and our subsidiaries' employees, officers and directors, including our chief executive officer, chief financial officer, and other executive and senior financial officers and our contractors, consultants and agents. The full text of our Corporate Governance Guidelines and our Code of Business Conduct and Ethics is posted on our website at ir.roblox.com under "Governance Documents." We will disclose any amendments to our Code of Business Conduct and Ethics or any waivers of the requirements of our Code of Business Conduct and Ethics for directors and executive officers on the same website or in filings under the Exchange Act.

KEY CORPORATE GOVERNANCE GUIDELINES PROVISIONS	
1 **Board and Committee Self-Evaluations**	The NCGC oversees an annual self-evaluation by the board of directors, each of its committees and each director. The NCGC will utilize the results of this process in assessing board of directors composition and performance to further the interests of the Company and its stockholders in a manner consistent with the Company's mission and core values.
2 **Director Onboarding and Education**	The NCGC oversees the Company's director orientation and continuing education programs. The directors and the Company are committed to ensuring that all directors receive orientation and continuing education.
3 **Limitation on Other Board Service**	No director should serve on more than four additional public company boards without the approval of the board of directors. Our chief executive officer should not serve on more than two additional public company boards.
4 **Change in Employment**	Directors are instructed to notify the NCGC if they become aware of circumstances, including changes of employment, that could materially interfere with their service as a director. The NCGC may request that the director cease the activity or, in more severe cases, submit his or her resignation from the board of directors.

Communication with the Board

The board of directors believes that stockholders should have an opportunity to send communications to the non-management members of the board of directors. In cases where stockholders and other interested parties wish to communicate directly with the Company's non-management directors, messages should be in writing and should be sent to the General Counsel, Chief Financial Officer or Legal Department by mail to the principal executive office of the Company. Any such communication should be made in accordance with the following policy.

Each communication should set forth (i) the name and address of the stockholder, as it appears on the Company's books, and if the Company's Class A common stock is held by a nominee, the name and address of the beneficial owner of the Company's Class A common stock and (ii) the number of shares of the Company's Class A common stock that are owned of record by the record holder and beneficially by the beneficial owner.

The Company's General Counsel, Chief Financial Officer or Legal Department, in consultation with appropriate directors as necessary, shall review all incoming communications and screen for communications that (1) are solicitations for products and services, (2) relate to matters of a personal nature not relevant for the Company's stockholders to act on or for the board of directors to consider and (3) matters that are of a type that render them improper or irrelevant to the functioning of the board of directors or the Company, including without limitation, mass mailings, product complaints or inquiries, job inquiries, business solicitations and patently offensive or otherwise inappropriate material. If appropriate, the Company's General Counsel, Chief Financial Officer or Legal Department will route such communications to the appropriate director(s) or, if none is specified, to the Chairperson of the board of directors or the Lead Independent Director if the Chairperson of the board of directors is not independent.

The Company's General Counsel, Chief Financial Officer or Legal Department may decide in the exercise of his, her or its judgment whether a response to any communication is necessary and shall provide a report to the NCGC on a quarterly basis of any communications received for which the General Counsel, Chief Financial Officer or Legal Department has responded. These policies and procedures for communications with the non-management directors are administered by the NCGC.

These policies and procedures do not apply to (a) communications to non-management directors from officers or directors of the Company who are stockholders or (b) stockholder proposals submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

Family Relationships

David Baszucki, our Founder, President, Chief Executive Officer and Chair of our board of directors and Gregory Baszucki, one of our directors, are brothers. There are no other family relationships among any of our executive officers or directors.

Environmental, Social and Governance Highlights

Our People



1,600

FULL-TIME EMPLOYEES

- **~75%** in product and engineering functions
- **~10%** outside U.S.
- Our **brand, market position, reputation for innovation, and developer and creator-centric culture** support our ability to **recruit best-in-class engineering talent**.
- We track **turnover, time to fill open roles, ratio of internally developed talent to external hires, ratio of technical talent to overall employees and employee engagement**

Our Culture and Values

We operate Roblox as a portfolio of small vision aligned teams with their own objectives, roadmap, and key performance indicators, **maximizing accountability, creativity, and leadership opportunities**.

FOUR CORE VALUES

RESPECT THE COMMUNITY	TAKE THE LONG VIEW	TAKE RESPONSIBILITY	GET STUFF DONE
We put the needs of our community above our own.	We incorporate our long-term goals in every decision.	We drive execution by solving problems along with flagging issues.	We have a bias toward action.



People Programs

New programs launched in 2021:

HEALTH & WELLBEING

Access to **holistic benefits**:

- Carrot (fertility and family forming)
- Ginger (mental and behavioral health)
- Headspace (meditation and mindfulness)
- Physera (unlimited physical therapy)
- Aaptiv (fitness classes)
- Rightway (healthcare concierge and support)
- One Medical (primary care and virtual care)
- Time off for all employees to simultaneously recharge and focus on their health and wellbeing

SUCCESS SHARING

Our employees share in our financial growth:

- **Employee Stock Purchase Plan** allows our employees to purchase stock at a discounted price
- **401(k) Match**: 100% on first 3% deferred; 50% on next 2%
  - **Additional After-Tax 401(k)** for more deferral opportunity
- **Charitable Giving Match**: up to $15,000 ($20,000 CAD) per contributor per year
  - Approximately **$1.49 million** in contributions matched by the Company

DIVERSITY, EQUITY & INCLUSION

Employee Resource Groups (ERGs) include groups for women, racial and ethnic minorities, and people who identify as LGBTQIA+

Our ERGs are **inclusive, voluntary, employee-led and executive sponsored groups** whose aim is to foster a diverse, inclusive workplace aligned with the organizations they serve

Our Commitment to Civility and Safety

A safe and civil place where everyone can create, explore, collaborate, and share experiences	**Over a decade building a world-class safety system and policies**	**Industry best practices**	**Continuously evolving**

Community Standards

COMMUNITY STANDARDS THAT OUTLINE CLEAR EXPECTATIONS FOR USING ROBLOX

→ IF ANYONE IS FOUND TO BE IN VIOLATION OF THESE STANDARDS, THEY MAY BE SUSPENDED OR REMOVED

We do not tolerate inappropriate content and behavior, and we take swift action to address any user who violates our terms of use, including any attempts to go around our safety policies and protocols. However, as with any community, there are bad actors who may attempt to undermine or skirt the rules. We continue to enhance our platform and policies in an attempt to thwart this behavior.

You can read our Community Standards here: https://en.help.roblox.com/hc/en-us/articles/203313410

Systems & Tools

Frequently audit our platform to ensure we are continually strengthening our proactive and reactive detection methods

TRUST & SAFETY

- Thousands of expertly trained agents dedicated to protecting our users and monitoring 24/7

CONTENT REVIEW

- Human moderators and machine detection to review every uploaded image and audio file

PRIVACY

- COPPA certified by kidSAFE and a member of the kidSAFE Seal Program

PARENTAL CONTROLS

Parents can

- limit or disable chat
- restrict access
- customize spending limits

REPORTING SYSTEM

Users can

- Mute or block anyone
- Report inappropriate content/behavior using our Report Abuse system

CHAT FILTERING

- Filter text chat on the platform
- For users under 13, our filters are even stricter
- Age verification for access to voice chat

Community Education & Resources

DIGITAL CIVILITY INITIATIVE	TRUST & SAFETY ADVISORY BOARD
To provide educational resources to spark ongoing conversations and help our community develop long-term safety and civility skills We invite you to visit corp.roblox.com/digital-well-being/ to find out more.	A Trust & Safety Advisory Board composed of world-renowned digital safety authorities You can learn more about each of our Trust & Safety Advisory Board members here: corp.roblox.com/parents/

Our Partners

SAFETY, DIGITAL EDUCATION, AND INDUSTRY ORGANIZATIONS

Partnerships with over 20 leading global organizations that focus on child and internet safety and digital education

Digital Wellness Lab

Family Online Safety Institute

UK Safer Internet Centre

WeProtect GLOBAL ALLIANCE

COMPANIES AND OTHER PLATFORMS	GOVERNMENT AUTHORITIES
Work closely with other chat, social media, and user-generated content platforms to report bad actors and content	Work as proactively as possible with authorities including the National Crime Agency and Child Exploitation and Online Protection Command in the United Kingdom, as well as the National Center for Missing & Exploited Children (NCMEC) in the United States

Director Compensation

Outside Director Compensation Policy

In December 2020, our board of directors adopted and our stockholders approved a compensation policy for our non-employee directors. This policy was developed with input from Compensia, Inc. ("**Compensia**"), our prior independent compensation consultant, regarding practices and compensation levels at comparable companies. It is designed to attract, retain, and reward non-employee directors.

Under this director compensation policy, each non-employee director will receive the cash and equity compensation for board services described below. We also will continue to reimburse our non-employee directors for reasonable, customary and documented travel expenses to our board of directors meetings.

The LDCC reviews the total compensation of our non-employee directors and each element of our outside director compensation policy at least annually.

Maximum Annual Compensation Limit

The director compensation policy provides that in any fiscal year, no non-employee director may be issued cash payments and equity awards with a combined value greater than $750,000. Any cash compensation paid or equity awards granted to an individual for their services as an employee, or for their services as a consultant (other than as a non-employee director), will not count for purposes of the limitations. The maximum limits do not reflect the intended size of any potential compensation or equity awards to our non-employee directors.

Cash Compensation

Each non-employee director is paid an annual cash retainer of $180,000. There are no per-meeting attendance fees for attending board meetings.

Additionally, each non-employee director who serves as lead director, chair, or member of a committee will be paid additional annual fees as follows:

Non-Employee Director		Additional Cash Fees		
 $180,000 Annual Cash Retainer $180,000 Annual Equity Compensation		**Lead Independent Director**	**$40,000**	
			Committee Chair Fees	**Committee Membership Fees**
		Audit and Compliance Committee	$25,000	$15,000
		Leadership Development and Compensation Committee	$20,000	$10,000
		Nominating and Corporate Governance Committee	$15,000	$10,000

Each annual cash retainer and additional annual fee will be paid in arrears on a prorated basis. In addition to the annual cash retainer and annual equity grant, each non-employee director who joins our board of directors after our direct listing will also receive an initial equity grant of $360,000, as described below. To date, only Ms. Mastantuono has received such initial equity grant upon joining our board of directors.

Equity Compensation

Initial Award: Subject to the annual limitations contained in the policy, each person who first becomes a non-employee director following our direct listing will receive, on the first trading day on or after the date on which such individual first becomes a non-employee director, an award of restricted stock units ("**RSUs**"), or the Initial Award, covering a number of shares of our Class A common stock having an approximate value equal to $360,000. The number of shares subject to the Initial Award will be determined by dividing the value of the Initial Award by the average fair market value of a share of our Class A common stock for the 60 consecutive trading days ending on the fifth trading pay prior to the grant date, rounded down to the nearest whole share. The Initial Award will vest as to one-third of the RSUs subject to the Initial Award on the first quarterly vesting date that is on or after the one-year anniversary of the Initial Award's grant date and as to one-third of the RSUs on each annual anniversary thereafter subject to the non-employee director continuing to provide services to us through the applicable vesting date. A quarterly vesting date is each of February 20, May 20, August 20 and November 20. If an individual was a member of our board of directors and also an employee, becoming a non-employee director due to termination of employment will not entitle them to an Initial Award.

Annual Award: Subject to the annual limitations contained in the policy, each non-employee director automatically will receive, on the first trading day on or after the date on which such individual first becomes a non-employee director and on the date of each annual meeting of our stockholders following the effective date of the policy, or the Annual Meeting Date, an award of RSUs, or an Annual Award, covering a number of shares of our Class A common stock having an approximate value of $180,000. The number of shares subject to the Annual Award will be determined by dividing the value of the Annual Award by the average fair market value of a share of our Class A common stock for the 60 consecutive trading days ending on the fifth trading pay prior to the grant date, rounded down to the nearest whole share. Each Annual Award will vest on the day prior to the Annual Meeting Date next following the Annual Award's grant date, subject to the non-employee director's continued service through the applicable vesting date.

In the event of a "change in control" (as defined in our 2020 Equity Incentive Plan, the "**2020 Plan**"), under the terms of our 2020 Plan, each non-employee director will fully vest in their outstanding company equity awards issued under the director compensation policy, including any Initial Award or Annual Award, unless specifically provided otherwise in the applicable award agreement or other written agreement between the non-employee director and us.

Director Compensation Table for Fiscal Year 2021

Our employee director, Mr. David Baszucki, has not received any compensation for his service as a director for the year ended December 31, 2021. The compensation received by Mr. Baszucki as an employee is set forth in the section titled "*Executive Compensation—Summary Compensation Table*."

The following table sets forth information regarding the compensation earned or paid to our non-employee directors in 2021.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)	Total ($)
Gregory Baszucki	150,166	222,571	4,750	377,487
Christopher Carvalho	182,403	222,571	4,750	409,724
Anthony P. Lee[2]	—	—	—	—
Gina Mastantuono[3]	137,205	608,045	4,750	750,000
Andrea Wong	217,500	222,571	2,850	442,921

[1] The amounts reported represent the aggregate grant date fair values of the RSUs awarded to the directors in the fiscal year ended December 31, 2021, calculated in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures related to service-based vesting conditions. The valuation assumptions used in determining such amounts are described in the notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed on February 25, 2022. The amounts reflect the accounting cost for the RSUs and do not correspond to the actual economic value that may be received by the directors upon vesting or settlement of the RSUs.

[2] Mr. Lee has waived all fees and grants associated with his service as an outside director.

[3] Ms. Mastantuono joined our board of directors in April 2021.

The following table lists all outstanding equity awards held by non-employee directors as of December 31, 2021:

Name	Grant Date	Number of Shares Underlying Options/RSUs[1]	Option Exercise Price ($)[1]	Grant Date Fair Value Per Restricted Share ($)[1]	Option/RSU Award Expiration Date
Gregory Baszucki	7/20/2016	1,168,650[2]	0.07	—	7/20/2026
	5/26/2021	2,481[5]	—	89.71	5/26/2031
Christopher Carvalho	12/15/2015	116,866[3]	0.06	—	12/15/2025
	5/26/2021	2,481[5]	—	89.71	5/26/2031
Anthony P. Lee	—	—	—	—	—
Gina Mastantuono	4/15/2021	2,544[5]	—	79.66	04/15/2031
	4/15/2021	5,089[6]	—	79.66	04/15/2031
Andrea Wong	8/31/2020	30,000[4]	5.21	—	8/31/2030
	5/26/2021	2,481[5]	—	89.71	5/26/2031

[1] Amounts reflect all previous forward stock splits effected prior to the Company's direct listing.

[2] Amount reflects shares of our Class A common stock subject to a stock option granted pursuant to the terms and conditions of our 2004 Equity Incentive Plan (the "**2004 Plan**") and a stock option agreement thereunder. The shares subject to the stock option vest in 60 monthly installments beginning on July 20, 2016. If a merger or change in control of the Company occurs before vesting, the unvested portion of the stock option shall become immediately exercisable.

[3] Amount reflects shares of our Class A common stock subject to a stock option granted pursuant to the terms and conditions of our 2004 Plan and a stock option agreement thereunder. The shares subject to the stock option vest in 60 monthly installments beginning on December 15, 2015. If a merger or change in control of the Company occurs before vesting, the unvested portion of the stock option shall become immediately exercisable.

[4] Amount reflects shares of our Class A common stock subject to a stock option granted pursuant to the terms and conditions of our Amended and Restated 2017 Equity Incentive Plan (the "**2017 Plan**") and a stock option agreement thereunder. If a merger or change in control of the Company occurs before vesting, the unvested portion of the stock option shall become immediately exercisable. The shares subject to the stock option vest in 36 monthly installments beginning on September 1, 2020.

[5] Amount reflects shares of our Class A common stock subject to an RSU granted pursuant to the terms and conditions of our 2020 Plan and RSU agreement thereunder. If a merger or change in control of the Company occurs before vesting, the unvested portion of the RSU shall become immediately exercisable. Each annual RSU award will vest on the day prior to the Company's annual meeting date following such award's grant date, subject to the non-employee director's continued service through the applicable vesting date.

[6] Amount reflects shares of our Class A common stock subject to an RSU granted pursuant to the terms and conditions of our 2020 Plan and RSU agreement thereunder. If a merger or change in control of the Company occurs before vesting, the unvested portion of the RSU shall become immediately exercisable. The initial RSU award will vest as to one-third of the RSUs subject to such award on the first quarterly vesting date that is on or after the one-year anniversary of such award's grant date and as to one-third of the RSUs on each annual anniversary thereafter subject to the non-employee director continuing to provide services to us through the applicable vesting date. A quarterly vesting date is each of February 20, May 20, August 20 and November 20.



Executive Compensation

ITEM 2:

Advisory Vote on the Compensation of our Named Executive Officers

THE BOARD OF DIRECTORS RECOMMENDS A VOTE **"FOR"** THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "**Dodd-Frank Act**") and SEC rules, we are providing our stockholders with the opportunity to vote to approve, on an advisory or non-binding basis, the compensation of our NEOs as disclosed pursuant to Section 14A of the Exchange Act. This proposal, commonly known as a "Say-on-Pay" proposal, gives our stockholders the opportunity to express their views on our NEOs' compensation as a whole. This vote is not intended to address any specific item of compensation or any specific named NEO, but rather the overall compensation of all of our NEOs and the philosophy, policies and practices described in this proxy statement. Consistent with our recommendation below regarding the frequency of future Say-on-Pay votes, it is anticipated that a non-binding advisory vote on our executive compensation program will again be included in our proxy statement next year.

The Say-on-Pay vote is advisory, and therefore is not binding on us, our LDCC or our board of directors. The Say-on-Pay vote will, however, provide information to us regarding investor sentiment about our executive compensation philosophy, policies and practices, which the LDCC will be able to consider when determining executive compensation for the remainder of the current fiscal year and beyond. Our board of directors and the LDCC value the opinions of our stockholders. To the extent there is any significant vote against the compensation of our NEOs as disclosed in this proxy statement, we will endeavor to communicate with stockholders to better understand the concerns that influenced the vote and consider our stockholders' concerns, and the LDCC will evaluate whether any actions are necessary to address those concerns.

We believe that the information provided in the section titled "*Executive Compensation*," and in particular the information discussed in the section titled "*Executive Compensation—Compensation Discussion & Analysis—Compensation Philosophy and Objectives*," demonstrates that our executive compensation program was designed appropriately and is working to ensure management's interests are aligned with our stockholders' interests to support long-term value creation. Accordingly, we ask our stockholders to vote "For" the following resolution at the Annual Meeting:

"RESOLVED, that the stockholders approve, on an advisory basis, the compensation paid to our NEOs, as disclosed in the proxy statement for the Annual Meeting pursuant to the compensation disclosure rules of the SEC, including the compensation discussion and analysis, compensation tables and narrative discussion, and other related disclosure."

Vote Required

The approval, on an advisory basis, of the compensation of our NEOs, requires the affirmative vote of a majority of the voting power of the shares of our common stock present in person (including virtually) or by proxy at the Annual Meeting and entitled to vote thereon to be approved. Abstentions will have the effect of a vote against this proposal, and broker non-votes will have no effect.

As an advisory vote, the result of this proposal is non-binding. Although the vote is non-binding, our board of directors and our LDCC value the opinions of our stockholders and will consider the outcome of the vote when making future compensation decisions for our NEOs.

ITEM 3:

Advisory Vote on the Frequency of Future Stockholder Advisory Votes on the Compensation of Our Named Executive Officers



THE BOARD OF DIRECTORS RECOMMENDS A VOTE TO HOLD FUTURE STOCKHOLDER ADVISORY VOTES ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS EVERY "ONE YEAR"

The Dodd-Frank Act and Section 14A of the Exchange Act enable our stockholders to indicate their preference at least once every six years regarding how frequently we should solicit a non-binding advisory vote on the compensation of our NEOs as disclosed in our proxy statement. Accordingly, we are asking our stockholders to indicate whether they would prefer an advisory vote every one year, two years, or three years. Alternatively, stockholders may abstain from casting a vote.

After considering the benefits and consequences of each alternative, our board of directors recommends that the advisory vote on the compensation of our NEOs be submitted to the stockholders every one year. In formulating its recommendation, our board of directors considered that compensation decisions are made annually and that an annual advisory vote on the compensation of our NEOs will allow stockholders to provide more frequent and direct input on our compensation philosophy, policies, and practices.

Vote Required

The alternative among one year, two years, or three years that receives the highest number of votes cast by the voting power of the shares of our common stock present in person (including virtually) or represented by proxy at the Annual Meeting and entitled to vote thereon will be deemed to be the frequency preferred by our stockholders. Abstentions and broker non-votes will have no effect on this proposal.

While our board of directors believes that its recommendation is appropriate at this time, the stockholders are not voting to approve or disapprove that recommendation, but are instead asked to indicate their preference, on an advisory basis, as to whether non-binding future stockholder advisory votes on the compensation of our NEOs should be held every year, two years, or three years.

As an advisory vote, the result of this proposal is non-binding. Although the vote is non-binding, our board of directors and the LDCC value the opinions of our stockholders in this matter and, to the extent there is any significant vote in favor of one time period over another, will consider the outcome of this vote when making future decisions regarding the frequency of holding future stockholder advisory votes on the compensation of our NEOs.

Compensation Discussion & Analysis

Our NEOs, consisting of our principal executive officer, principal financial officer and the next three most highly compensated executive officers, for the year ended December 31, 2021, were:

				
DAVID BASZUCKI	**MICHAEL GUTHRIE**	**MANUEL BRONSTEIN**	**CRAIG DONATO**	**DANIEL STURMAN**
Founder, President and Chief Executive Officer	Chief Financial Officer	Chief Product Officer	Chief Business Officer	Chief Technology Officer

Executive Summary

Our mission is to connect one billion people with optimism and civility. Our executive compensation program is designed to attract, retain and motivate our leadership team to deliver the highest level of team and individual results while maintaining a long term focus by our NEOs and employees.

Compensation Philosophy and Objectives

To support achievement of our corporate mission, our goal is to hire the best talent. We look for values alignment and excellence across four Pillars of Success - Innovation, Execution, Teamwork and Leadership. The objectives of our executive compensation program are to attract, retain and incentivize highly talented individuals to deliver the highest level of individual and team results, ensure each of our executives receives a total compensation package that encourages long-term retention, promote fairness and consistency while paying for performance, and align the interests of our executives with those of our stockholders. We do this by designing programs that tie executive compensation to individual performance, overall Company performance and the interests of our stockholders.

We use the following principles to accomplish our philosophy:

	Competitiveness	Attracting and retaining critical talent is important to us. We operate in a highly competitive talent market in the technology industry and our pay programs are designed to be competitive to attract new talent to the Company that supports our mission and culture.
	Management Longevity	We believe that management longevity is a key driver of long-term value creation. Our executive compensation programs are designed to retain our executives, including through the use of equity awards that vest over four-years or, in the case of the Founder and CEO Long-Term Performance Award, reward long term appreciation of our stock.
	Long-Term Ownership	We want our executives thinking like owners and focusing on long-term value creation for the Company. We heavily weight our total pay package towards equity (and in the case of our CEO, almost entirely in equity). As discussed below, prior to our direct listing in 2021, our CEO was awarded a long-term performance award that vests only upon achievement of certain stock price objectives. In addition, our executive compensation program delivered 97% of our other NEOs' compensation, on average, in the form of time-based equity awards in 2021.
	Strong Performance Orientation	We have a high standard for performance. We consider Company and individual performance, criticality of position, and trajectory in sizing our equity grants for our executive officers. The annual equity grants we have made to our NEOs (other than our CEO) vest over four-years. The Founder and CEO Long-Term Performance Award was granted in lieu of other compensation for our CEO for the period from 2021 to 2027 and is eligible to vest based on our stock price performance over multiple performance periods. The value realized from those grants and the Founder and CEO Long-Term Performance Award is based on the value of our stock price when (and if) the grants vest, enhancing the link between the interests of our executives and our stockholders.

Equity awards are central to our executive compensation program that is designed to promote fairness and consistency, maintain simplicity and provide rewards based on demonstrable performance. Equity ownership aligns the interests of our NEOs with the interests of our stockholders by enabling them to participate in the long-term appreciation of the value of our common stock. Additionally, equity awards provide an important tool for us to retain our NEOs, as awards (other than the Founder and CEO Long-Term Performance Award discussed below) are subject to vesting over a multi-year period subject to continued service with the Company. Typically, these awards vest over four years, contingent on continued service, and the awards to our NEOs in 2021 (other than the Founder and CEO Long-Term Performance Award) followed this practice. The majority of compensation for our executive officers is delivered in equity, and in the case of our CEO, his compensation is comprised almost entirely in equity that vests based on rigorous goals that if achieved would also represent significant returns for our stockholders.

2021 Performance Highlights

In 2021, we achieved several significant financial and operational results:

45.5M	**$1.9B**	**$491.7M**
DAILY ACTIVE USERS	GAAP REVENUE	GAAP NET LOSS

41.1B	**$2.7B**	**$659.1M**
HOURS ENGAGED	BOOKINGS*	GAAP OPERATING CASH FLOW

* For reconciliation of Bookings to GAAP Revenue, see section titled "Non-GAAP Financial Measures", within Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K filed on February 25, 2022.

Compensation Practices

What We Do	What We Don't Do
✔ Retain 100% independent directors on the LDCC	✖ No pension plans or supplemental retirement plans
✔ Independent Compensation Advisors: The LDCC engages an independent compensation advisor, who provides no other services to the Company	✖ No hedging or pledging of our stock by directors or employees
✔ A significant portion of compensation for NEOs is at-risk (and for our CEO, almost all compensation), and is tied to our stock price performance	✖ No excise tax gross-ups upon a change in control
✔ Annual review of NEO compensation and peer group data	
✔ Double-trigger change in control arrangements	
✔ Assess the risk-reward balance of our compensation programs to mitigate undue risks	

Compensation-Setting Process

In October 2020, in anticipation of our direct listing, our board of directors created the LDCC. The LDCC's authority, duties and responsibilities are further described in its charter, which is reviewed annually and revised and updated as warranted. The charter is available at https://ir.roblox.com/governance/governance-documents/default.aspx.

Beginning in 2021, the LDCC reviews and considers decisions on base salary adjustments and refresh equity grants for our executive officers in the first quarter of the fiscal year. This allows the LDCC to consider the prior year's performance when making compensation decisions and will enable total compensation decisions to be made for all executives at the same time. As a result of the changes implemented in 2021, setting compensation for our executives generally includes the following steps:

APPROVE

Set Current Year Pay

The LDCC, in consultation with our independent compensation consultant and our CEO review market data from our peer companies and assesses how our NEOs are paid relative to the market

- Our CEO and the LDCC consider the performance, criticality and trajectory of each executive officer, internal pay equity, and competitive market data and Company performance against strategic goals, and our CEO makes recommendations to the LDCC for salary levels and equity grants for the upcoming year for each executive officer (other than himself).

- Considering the CEO's recommendations and other factors described above, the LDCC reviews and approves base salary and equity awards for the upcoming compensation year.

- Subject to the LDCC's review from time to time, our CEO's salary is currently set at $0 and he does not receive any additional on-going compensation (for more detail see "*Compensation Discussion & Analysis—Elements of Executive Pay and 2021 Compensation—Base Salary*").

REVIEW

- The LDCC, in consultation with Frederic W. Cook & Co., Inc. ("**FW Cook**"), engages in a rigorous selection of comparable peers to inform compensation levels and program design. The LDCC endeavors to select companies we compete against for executive talent and are similar in size, scope and complexity.

- We also review our broader compensation philosophy and appropriateness of the incentive plans to assess their competitiveness with the market and alignment with our long-term strategy.



EVALUATE

- Throughout the year, we review changes in our business, market conditions and the scope of our executive officers' roles as well as all members of our broader management team. If a member of our management team is promoted to an executive officer level role during the year, we will revisit compensation for that person in connection with their promotion.

Roles and Responsibilities

Our compensation process is collaborative. The LDCC, its independent advisor FW Cook, other independent board members, outside legal counsel, our management team and our CEO each provides valuable input and perspectives that are used to make executive compensation decisions. We believe this approach allows us to leverage the diverse experience and expertise of these groups for setting compensation levels, identifying appropriate metrics, and determining how value should be delivered to executive officers when performance expectations are met or exceeded.

LDCC	■ Is responsible for our overall compensation philosophy; ■ Reviews, approves, and determines, or makes recommendations to our board of directors regarding, the compensation of our management team, including our CEO and other NEOs; ■ Administers our equity compensation plans; ■ Establishes and reviews general policies and plans relating to compensation and benefits of our employees; ■ Reviews and makes recommendations regarding non-employee director compensation to our full board of directors; ■ Evaluates the performance, or assists in the evaluation of the performance, of our management team, including our CEO and other NEOs; ■ Periodically reviews and discusses with our board of directors the corporate succession and development plans for executive officers and certain key employees; and ■ Oversees and evaluates the performance of the compensation consultant.
Management	**Our CEO:** ■ Reviews the amount and structure of pay components for members of our management team other than himself (salary and long-term equity incentives); ■ Identifies key targets and objectives, and negotiates sign-on pay packages and employment agreements for new members of our management team; ■ Considers market data presented by our compensation consultant and internal corporate data to determine executive officer pay recommendations for the LDCC; and ■ Evaluates the performance of our management team, including our NEOs, and reviews their performance with the LDCC when making recommendations to the LDCC. **Our human resources, finance and legal teams:** ■ Support the LDCC by providing data on market pay practices, internal labor force considerations, as well as internal employee sentiment and engagement; ■ Support the CEO with information on corporate and individual performance for NEOs and provides recommendations on other compensation matters; and ■ Present information and provide clarity on market data, but refrain from participating in discussions or final decisions on their own pay quantum/structure
Compensation Advisor	**In December 2020, the LDCC engaged FW Cook as its independent compensation advisor. FW Cook:** ■ Attends meetings at the request of the LDCC, meets with the LDCC in executive session without management, and communicates with the LDCC regarding emerging issues and other matters; and ■ Reviews and provides advice relating to: – annual and long-term incentive plans, including degree to which incentive plans support business strategies and balance risk-taking with potential reward; – peer group pay and performance comparisons; – competitiveness of key executives' compensation; – design of other compensation and benefits programs; and – preparation of public filings related to executive compensation, including CD&A and accompanying tables and footnotes. ■ Does not provide any services to us other than the services provided to the LDCC and our board of directors. The LDCC assessed the independence of FW Cook, taking into account, among other things, the enhanced independence standards and factors set forth in Exchange Act Rule 10C-1 and the applicable listing standards of the New York Stock Exchange, and concluded that FW Cook is independent and there are no conflicts of interest regarding the work that FW Cook performs for the LDCC.

Competitive Market Data

The LDCC assesses the competitiveness of each element of the executive officers' total direct compensation against our peer group as discussed below. This is only one factor that the LDCC considers when it sets pay levels for our NEOs.

In developing the compensation peer group, the LDCC considered a number of factors, including:

- Scale and complexity (using revenue, earnings and market capitalization);
- Competitors for executive talent;
- Geography (preference for companies with significant talent presence in the San Francisco Bay Area); and
- Company business characteristics (for example, headquarter location, comparably sized high-growth technology companies, consumer facing technology companies, marketplace platforms, global operations, and other high growth indicators).

2021 PEER GROUP

When determining 2021 executive compensation, our board of directors reviewed and considered the compensation levels and practices of the below group of companies, referencing data from Radford Global Technology Survey, with the advice of Compensia, Inc., our prior independent compensation consultant. The selection of the below peer group was based on a criteria that includes factors such as revenue, market capitalization and industry.

2021 PEER GROUP			
■ Alarm.com	■ Etsy	■ Redfin	■ TripAdvisor
■ Box	■ Glu Mobile	■ Shutterstock	■ Twitter
■ CarGurus	■ Grubhub	■ Snap	■ Yelp
■ Chegg	■ Match	■ Stitch Fix	■ Zillow
■ DocuSign	■ Momentive	■ Take-Two	■ Zynga
■ Dropbox	(formerly SVMK)		

2022 PEER GROUP

2021 was an extraordinary year that saw unprecedented growth and scale in our business. In July 2021, working with FW Cook, we reviewed our 2021 compensation peer group to consider whether any adjustments were appropriate in light of our increased size and complexity. In this review we added 12 new companies to our 2022 compensation peer group (Activision Blizzard, Autodesk, Block, Crowdstrike, eBay, Electronic Arts, OKTA, Roku, ServiceNow, Splunk, Twilio and Workday) based on the criteria noted above. We also removed 17 companies from our 2021 compensation peer group that did not fit within the updated criteria (Alarm.com, Box, CarGurus, Chegg, Dropbox, Etsy, Glu Mobile, Grubhub, Momentive (formerly SVMK), Redfin, Shutterstock, Stitch Fix, Trip Advisor, Take-Two, Yelp, Zillow and Zynga. In August 2021, our LDCC approved the below peer group for making 2022 executive compensation decisions:

2022 PEER GROUP			
■ Activision Blizzard	■ DocuSign	■ OKTA	■ Splunk
■ Autodesk	■ eBay	■ Roku	■ Twitter
■ Block	■ Electronic Arts	■ ServiceNow	■ Twilio
■ Crowdstrike	■ Match	■ Snap	■ Workday

While we do not establish compensation levels solely based on a review of competitive data, we believe market data is a meaningful input to our compensation policies and practices. When making its compensation decisions, the LDCC also considers a number of other factors, including: Company performance, each executive's impact and criticality to our strategy and mission, relative scope of responsibility and potential, individual performance and demonstrated leadership, and internal pay equity considerations.

We expect to review our peer group annually to reflect changes to our size and scale.

Compensation Risk Assessment

Beginning for 2022, our management has begun to regularly assess and discuss with the LDCC our compensation programs, policies and practices for our employees as they relate to our risk management. In this regard, we undertake a risk review of our employee compensation programs, policies and practices (including our executive compensation program) each year to determine whether these programs, policies and practices contain features that might create undue risks or encourage unnecessary and excessive risk-taking that could threaten our value. Based upon this review, we believe that any risks arising from such programs, policies and practices are not reasonably likely to have a material adverse effect on us.

Our employees' base salaries are fixed in amount and thus we do not believe that they encourage excessive risk-taking.

A significant proportion of the compensation provided to most of our employees involves long-term incentive compensation in the form of equity awards that we believe are important to help further align our employees' interests with those of our stockholders. These equity awards directly tie their expectations of compensation to their contributions to the long-term value of our Company. We do not believe that these equity awards encourage unnecessary or excessive risk-taking given their multi-year vesting schedules or performance periods and since their ultimate value is tied to our stock price.

Principal Elements of Our Executive Compensation and 2021 Compensation

Base Salary

Except as noted below for our CEO, we use base salary to provide a fixed amount of compensation for our NEOs in exchange for their services. The LDCC recognizes the importance of base salaries for our executives other than our CEO as an element of compensation that helps to attract and retain highly qualified executive talent, particularly in light of the absence of a cash bonus opportunity for our executive officers.

In anticipation of our direct listing, the board of directors increased the annual base salary of our CEO from $500,000 to $800,000 in late 2020, as an acknowledgement of his critical role, experience and contributions to the Company. The CEO's salary was then adjusted to $0 effective March 10, 2021 in connection with the Founder and CEO Long-Term Performance Award, which is intended to cover all direct compensation for our CEO through 2027.

2021 salaries for other NEOs were set during the third quarter of 2020. Consistent with our historical practice prior to our direct listing, our CEO reviewed the amount and range of salary and long-term incentives, the level of seniority, responsibilities and performance for the executives other than himself, and considered market data presented by Compensia, as well as internal corporate data. Thereafter, our CEO recommended to our board of directors that the 2021 annual base salaries for the NEOs other than himself be adjusted as follows, and our board of directors approved such changes:

Name	2020 Salary	2021 Salary	Percent Change between 2020 and 2021
David Baszucki	$ 500,000	$ 800,000 [1]	60%
Michael Guthrie	$ 500,000	$ 550,000	10%
Daniel Sturman	$ 500,000	$ 550,000	10%
Manuel Bronstein	N/A [2]	$ 550,000	N/A
Craig Donato	$ 500,000	$ 550,000	10%

[1] As noted above, Mr. Baszucki's base salary was reduced to $0 in March 2021.

[2] Mr. Bronstein joined the Company in April 2021.

Long-Term Incentive Compensation

We view long-term incentive compensation in the form of equity awards as a critical element of our executive compensation program. Our equity award program is the primary vehicle used to differentiate compensation and for offering long-term incentives to our NEOs. Our equity-based incentives have historically been granted either in the form of stock options or RSUs. In 2020, we ceased granting stock options to our employees, including our NEOs and, in 2021 we granted solely RSUs. Equity granted to our NEOs (other than the Founder and CEO Long-Term Performance Award) generally vest over four years, subject to their continued service. We believe that equity awards align the interests of our NEOs with our stockholders, provide our NEOs with incentives linked to long-term performance, and foster an ownership mentality. In addition, the long-term vesting period of our equity awards supports retention.

Generally, we intend to grant annual equity awards that are sized to be competitive, transparent and reflect the performance, contribution and criticality of roles in our Company. Our CEO annually reviews and considers external market data in addition to performance of the executives and proposes equity grants to the LDCC. The LDCC exercises its judgment and discretion, in consultation with our CEO and FW Cook, our independent compensation consultant. To determine the size and types of equity awards that it approves, the LDCC considers, among other things, the role and responsibility of the NEO, competitive factors, the vested and unvested value of the equity awards held by the NEO, and the NEO's base salary (if any).

According to our historical equity compensation program, an executive is eligible to receive a refresh equity grant every year on the anniversary of the executive's hire date beginning two years after the hire date. During 2021, our NEOs (other than our CEO) received the following RSU grants.

Name	Number of Shares of Restricted Stock Units
Michael Guthrie	90,000
Daniel Sturman	—
Manuel Bronstein	850,000
Craig Donato	25,000

The 2021 equity awards for Mr. Guthrie reflects the annual refresh grants made in accordance with our historical equity compensation program. Mr. Donato received his refresh grant on the anniversary of his hire date at the end of 2020. He was awarded an additional grant in 2021 in recognition of his contributions to the performance of the Company during 2020. Mr. Sturman was not eligible for a refresh award in 2021.

Mr. Bronstein received his RSUs as part of his new hire package in April 2021. Mr. Bronstein's equity award was established after considering several factors, including (i) the requisite experience and skills that a qualified chief product officer candidate would need to lead and manage a growing business in a dynamic and ever-changing environment and (ii) the competitive market for superior candidates.

FOUNDER AND CEO LONG-TERM PERFORMANCE AWARD

In February 2021, the LDCC granted the Founder and CEO Long-Term Performance Award, an RSU under our 2017 Plan to Mr. Baszucki, which would provide him the opportunity to earn a maximum number of 11,500,000 shares of our Class A common stock. The Founder and CEO Long-Term Performance Award was approved and ratified by our board of directors and our stockholders, including a majority of our disinterested stockholders (consisting of a majority of the total shares of Roblox preferred and common stock not owned, directly or indirectly, by David Baszucki and Gregory Baszucki). The Founder and CEO Long-Term Performance Award vests upon the satisfaction of a service condition and achievement of certain stock price goals, as described below. This award was granted in lieu of other compensation for Mr. Baszucki for the 7-year period from 2021 through 2027.

In determining the terms and conditions of the Founder and CEO Long-Term Performance Award, the LDCC in consultation with an independent compensation consultant, considered many factors in determining whether to grant the Founder and CEO Long-Term Performance Award and the size and terms of the award. The LDCC was intent on establishing an award that would align Mr. Baszucki's long-term interests with those of stockholders, would require significant and sustained Company performance, and discourages short-term risk taking to achieve short-term performance. The LDCC considered Mr. Baszucki's significant ownership percentage in the Company obtained primarily in connection with his founding of Roblox in 2004 and the amount of his ownership interests that were unvested as of the date of the grant in its deliberations of this award. Upon review of market data for similarly situated executives at comparable companies with an emphasis on the ownership percentage and equity value of founder chief executive officers at the time of an initial public offering, the LDCC believed that providing meaningful incentives for Mr. Baszucki to continue his leadership of Roblox as our Chief Executive Officer and to execute on his vision to further drive the growth of our business was of paramount importance.

Mr. Baszucki was particularly receptive to receiving the Founder and CEO Long-Term Performance Award as he believes that he should be rewarded only if significant long-term outperformance is delivered. The Founder and CEO Long-Term Performance Award was a welcome commitment from the LDCC and a show of faith in his abilities to lead Roblox into the future. Mr. Baszucki had informed our LDCC prior to the grant of the Founder and CEO Long-Term Performance Award that one of his many goals was to use the wealth that has been created through his ownership in Roblox as a means to promote many charitable causes in which he believes, and Mr. Baszucki had communicated his intent to donate the net proceeds of the Founder and CEO Long-Term Performance Award for philanthropic purposes.

In awarding Mr. Baszucki the Founder and CEO Long-Term Performance Award, the LDCC intends for it to be the exclusive direct compensation that Mr. Baszucki will receive through 2027.

The Founder and CEO Long-Term Performance Award is entirely performance-based and eligible to vest based on our stock price performance over multiple, staggered performance periods with the first beginning on March 2, 2023, which is two years after the effective date of the Company's direct listing (the "**Effective Date**") and ending on March 2, 2028, which is the seventh anniversary of the Effective Date. A Company Stock Price Hurdle is only eligible to be achieved from and after the commencement of the applicable performance period. The Founder and CEO Long-Term Performance Award is divided into seven tranches that are eligible to vest based on the achievement of stock price goals, each a Company Stock Price Hurdle, measured based on an average of our stock price over a consecutive 90-day trading period during the performance period as set forth below. Each Company Stock Price Hurdle represents a significant increase to the reference price published by the New York Stock Exchange prior to our direct listing.

	Company Stock Price Hurdle	Number of RSUs Eligible to Vest	Performance Period Commencement Dates
1	$165.00	750,000	March 2, 2023
2	$200.00	750,000	March 2, 2024
3	$235.00	2,000,000	March 2, 2025
4	$270.00	2,000,000	March 2, 2026
5	$305.00	2,000,000	March 2, 2026
6	$340.00	2,000,000	March 2, 2026
7	$375.00	2,000,000	March 2, 2026

If our Company's stock price over a consecutive 90-day trading period fails to reach $165.00 prior to March 2, 2028, which is the seventh anniversary of the Effective Date, no portion of the Founder and CEO Long-Term Performance Award will vest. Further, any Company Stock Price Hurdle not achieved by March 2, 2028 will terminate and be cancelled for no additional consideration to Mr. Baszucki. Mr. Baszucki must remain employed by us as our Chief Executive Officer from the Effective Date through the date a Company Stock Price Hurdle is achieved to earn the RSUs associated with an applicable Company Stock Price Hurdle. Each vested RSU under the Founder and CEO Long-Term Performance Award will be settled in a share of our Class A common stock on the next company quarterly vesting date occurring on or after the date on which the RSU vests, regardless of whether Mr. Baszucki remains our Chief Executive Officer as of such date. Company quarterly vesting dates for this purpose are February 20, May 20, August 20, and November 20.

In the event of a change in control of Roblox before March 2, 2028, the Founder and CEO Long-Term Performance Award may be eligible to vest in additional tranche(s) of RSUs if the per share deal price in the change in control results in the achievement of an additional Company Stock Price Hurdle(s) that have not previously been achieved regardless of whether the performance period for a particular Company Stock Price Hurdle has commenced. In such case the tranche(s) of RSUs corresponding to that Company Stock Price Hurdle(s) will either vest immediately prior to the closing of the change in control to the extent the CEO employment requirement has been satisfied and the performance period with respect to a particular tranche had commenced prior to the date of the change in control, or if not, will become eligible to vest following the change of control subject to Mr. Baszucki's continuing services (in any capacity, not just that as Chief Executive Officer) through the date the performance period with respect to a performance period with respect to a particular tranche would have otherwise commenced, subject to any vesting acceleration provisions set forth in the 2017 Plan or the change in control severance agreement described below under the section titled "—*Potential Payments upon Termination or Change in Control.*" Additionally, in the event the change in control price falls between a Company Stock Price Hurdle that has been achieved (either before the change in control or as a result of the change in control) and one that has not, then a portion of that tranche of RSUs will vest based on a linear interpolation between each of these Company Stock Price Hurdles and the service requirement that will apply to this interpolated amount will be the date of commencement of the performance period for the immediate next Company Stock Price Hurdle that was not achieved. The Founder and CEO Long-Term Performance Award will terminate and be cancelled upon a change in control for any tranche of the award for which the Company Stock Price Hurdle (or portion thereof) is not achieved.

We estimated the grant date fair value of the Founder and CEO Long-Term Performance Award using a model based on multiple stock price paths developed through the use of a Monte Carlo simulation that incorporates into the valuation the possibility that the Company Stock Price Hurdles may not be satisfied. One of the most judgmental assumptions in the Monte Carlo simulation is the estimated fair value of the common stock underlying the award as discussed in our Annual Report on Form 10-K filed on February 25, 2022 under the section titled "Common Stock Valuations." We estimated the expected term based on the time period from the valuation date to the end of the performance period. The risk-free interest rate is based on the United States treasury yield curve in effect at the time of the grant for zero-coupon U.S. Treasury notes. The expected volatility is derived from the historical stock volatility of selected peers over a period equivalent to the expected term of the CEO Long-Term Performance Award. The weighted-average grant date fair value of the Founder and CEO Long-Term Performance Award was estimated to be $20.35 per share, and we estimate that we will recognize total stock-based compensation expense of approximately $234 million over the requisite service period of each of the seven separate tranches.

Additional Compensation Practices

Perquisites and Other Personal Benefits

Our NEOs are eligible to participate in the same benefits programs offered to all employees. In addition, NEOs as well as other senior executives entered into change in control and severance agreements with the Company.

Because of the high visibility of our Company and specific threats to Mr. Baszucki's safety arising from his position as our Company's visionary, founder and CEO, the Company conducted an independent security assessment, which identified specific risks and threats. Based on the results of this assessment, the LDCC approved the implementation of a formal security program.

We require these security measures for the Company's benefit because of the importance of Mr. Baszucki to Roblox, and we believe that the scope and costs of these security programs are appropriate and necessary. The LDCC will evaluate these security programs at least annually, including a review of security professional assessments of safety threats and recommendations for the security programs. Under Mr. Baszucki's overall security program, we pay for costs related to personal security for Mr. Baszucki at his residences and during business travel, including the annual costs of security personnel for his protection and the procurement, installation and maintenance of certain security measures for his residences.

In addition, Mr. Baszucki uses private aircraft for business travel in connection with his overall security program. On certain occasions, Mr. Baszucki may be accompanied by family members or guests when using private aircraft. Although we do not consider Mr. Baszucki's overall security program to be a perquisite for his benefit for the reasons described above, the costs related to personal security for Mr. Baszucki at his residences and during travel pursuant to his overall security program are reported as other compensation to Mr. Baszucki in the "All Other Compensation" column of the "—2021 Summary Compensation Table" below. The LDCC believes that these costs are appropriate and necessary in light of the threat landscape and the fact that Mr. Baszucki receives no annual salary or bonus payments, and is not expected to receive any salary, bonus or equity awards, or other incentive compensation until 2027.

We maintain a tax-qualified retirement plan that provides eligible employees, including the NEOs with an opportunity to save for retirement on a tax advantaged basis. All participants' interests in their deferrals are 100% vested when contributed. In 2021, we made matching contributions into the 401(k) plan of 100% of the first 3% and 50% of the next 2% of compensation contributed by the participant with a true-up at the end of the year such that if the participant contributes 5% of his or her compensation, we will match 4%. Our matching contributions are 100% vested at the time of the match. Contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participants' directions. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Change in Control Severance Agreements

We have entered into a change in control severance agreement with each of our NEOs, pursuant to which our NEOs are eligible to receive severance benefits, as specified in and subject to the terms of the change in control severance agreement.

We believe that these protections serve our retention objectives by helping our NEOs maintain continued focus and dedication to their responsibilities to maximize stockholder value, including in the event of a transaction that could result in a change in control of the Company. For more information, see the section titled "*Potential Payments Upon Termination or Change in Control*" beginning on page 48 of this proxy statement).

Employment Agreements

In connection with and after the listing of our Class A common stock on the NYSE, we have entered into a confirmatory employment letter setting forth the terms and conditions of employment for each of our NEOs as described below.

DAVID BASZUCKI
We have entered into a confirmatory employment letter agreement with Mr. Baszucki. The letter agreement, as amended, does not have a specific term and provides that Mr. Baszucki is an at-will employee. Mr. Baszucki's 2021 annual base salary was $0.

MICHAEL GUTHRIE
We have entered into a confirmatory employment letter agreement with Mr. Guthrie. The letter agreement does not have a specific term and provides that Mr. Guthrie is an at-will employee. Mr. Guthrie's 2021 annual base salary was $550,000.

MANUEL BRONSTEIN
On January 31, 2021, we entered into an offer letter with Mr. Bronstein. The letter agreement does not have a specific term and provides that Mr. Bronstein is an at-will employee. Mr. Bronstein's 2021 annual base salary was $550,000 and received an initial RSU grant.

CRAIG DONATO
We have entered into a confirmatory employment letter agreement with Mr. Donato. The letter agreement does not have a specific term and provides that Mr. Donato is an at-will employee. Mr. Donato's 2021 annual base salary was $550,000.

DANIEL STURMAN
We have entered into a confirmatory employment letter agreement with Mr. Sturman. The letter agreement does not have a specific term and provides that Mr. Sturman is an at-will employee. Mr. Sturman's 2021 annual base salary was $550,000.

Stock Ownership Guidelines

We do not currently have a stock ownership policy for our NEOs. However, all of our NEOs own shares of the Company's common stock or vested, but unexercised, equity awards.

Hedging and Pledging

We have established an Insider Trading Policy, which, among other things, prohibits all of our and our subsidiaries' employees, officers, directors, consultants and contractors from conducting short sales and engaging in transactions in publicly-traded options (such as puts and calls) and other derivative securities relating to our Class A common stock. This prohibition extends to any hedging or similar transaction designed to decrease the risks associated with holding our securities. In addition, our and our subsidiaries' employees, NEOs, directors, consultants and contractors are prohibited from pledging any of our securities as collateral for a loan and from holding any of our securities in a margin account.

Compensation Recovery Policies

The LDCC has not yet adopted a policy with respect to whether we will make retroactive adjustments to any cash or equity-based incentive compensation paid to our NEOs or other employees where the payment was based on the achievement of financial results that were subsequently revised. Our LDCC intends to adopt a general compensation recovery policy after the SEC adopts final rules implementing the requirements of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Tax and Accounting Matters

The LDCC takes the applicable tax and accounting requirements into consideration in designing and overseeing our executive compensation program.

Generally, Section 162(m) of the Code limits the amount we may deduct from our federal income taxes for compensation paid to our CEO and Chief Financial Officer and certain other current executive officers that are "covered employees" within the meaning of Section 162(m) of the Code to $1 million per individual per year, subject to certain exceptions. In approving the amount and form of compensation for our NEOs in the future, the LDCC generally considers all elements of the cost to us of providing such compensation, including the potential impact of Section 162(m) of the Code, as well as our need to maintain flexibility in compensating executive officers in a manner designed to promote our goals. The LDCC may authorize compensation payments that will or may not be deductible when we believe that such payments are appropriate to attract, retain or motivate executive talent.

We do not provide, and have no obligation to provide, any executive officer, including any NEO, with a "gross-up" or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Section 280G, 4999, or 409A of the Code. If any of the payments or benefits provided for under the change of control and severance agreements or otherwise payable to a NEO would constitute "parachute payments" within the meaning of Section 280G of the Code and could be subject to the related excise tax, he or she would be entitled to receive either full payment of such payments and benefits or such lesser amount that would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the NEO.

Report of the Leadership Development and Compensation Committee

The Leadership Development and Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis provided above. Based on its review and discussions, the Leadership Development and Compensation Committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement and Roblox's Annual Report on Form 10-K for the year ended December 31, 2021.

Leadership Development and Compensation Committee

ANDREA WONG, CHAIR
CHRISTOPHER CARVALHO
ANTHONY P. LEE
GINA MASTANTUONO

Executive Compensation Tables

Summary Compensation Table for Fiscal Year 2021

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Comp. Earnings ($)	All Other Compensation ($)	Total ($)
David Baszucki, Founder, President and Chief Executive Officer	2021	136,364[3]	—	232,185,000[4]	—	—	—	465,027[5]	232,786,391
	2020	532,954	8,042	—	6,204,750	—	—	29,362	6,775,108
Michael Guthrie, Chief Financial Officer	2021	550,000	—	6,930,000	—	—	—	8,262	7,488,262
	2020	512,500	—		748,380	—	—	1,245	1,262,125
Manuel Bronstein, Chief Product Officer	2021	418,229[6]	—	60,146,000	—	—	—	17,150	60,581,379
Craig Donato, Chief Business Officer	2021	550,000	—	1,925,000	—	—	—	17,849	2,492,849
	2020	512,500	—	—	3,186,029	—	—	2,016	3,700,545
Daniel Sturman, Chief Technology Officer	2021	550,000	—	—	—	—	—	17,684	567,684
	2020	489,931	—	—	4,001,120	—	—	11,400	4,502,451

[1] The amounts reported in this column represent the aggregate grant date fair value of the RSUs awarded to the NEOs in the fiscal years ended December 31, 2020 and December 31, 2021, as applicable, calculated in accordance with FASB ASC Topic 718. In the case of RSUs, other than performance stock units ("**PSUs**"), such as the CEO Long-Term Performance Award, the aggregate grant date fair value of the awards granted after our direct listing is determined by multiplying the number of units granted by the NYSE closing price of our Class A common stock on the grant date. Prior to the direct listing, the fair value of the shares of Class A common stock underlying the award was determined by our board of directors along with management by considering a number of objective and subjective factors. In accordance with FASB ASC Topic 718, this amount does not take into account any estimated forfeitures related to service-vesting conditions. The valuation assumptions used in determining the grant date fair value of the RSUs (including the PSUs) are further described in the Note 1 and Note 12 to our Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 25, 2022. The amounts reflect the accounting charge for the RSUs and do not correspond to the actual economic value that may be received by the named executive officers upon vesting or settlement of the RSUs.

[2] The amounts reported in this column represent the aggregate grant date fair value of the stock options awarded to the NEO in the fiscal years ended December 31, 2020 and December 31, 2021, as applicable, calculated in accordance with FASB ASC Topic 718. The aggregate grant date fair value of share-based awards for our stock option was estimated using the Black-Scholes option pricing model. Such grant date fair values do not take into account any estimated forfeitures related to service-vesting conditions in accordance with FASB ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in this column are further set forth in the Note 1 and Note 12 to our Consolidated Financial Statements included our Annual Report on Form 10-K filed with the Securities and Exchange commission on February 25, 2022. The amounts reported in this column reflect the accounting charge for these stock options and do not correspond to the actual economic value that may be received by the NEOs upon exercise of the stock options.

[3] Mr. Baszucki's annual salary was $800,000 until March 10, 2021.

[4] The fair value of the CEO Long-Term Performance Award was determined using a Monte Carlo simulation model. The fair value of the common stock underlying the award was determined by our board of directors along with management by considering a number of objective and subjective factors. The Company estimated the expected term based on the time period from the valuation date to the end of the performance period. The risk-free interest rate is based on the United States Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes. The expected volatility is derived from the historical stock volatility of selected peers over a period equivalent to the expected term of the CEO Long-Term Performance Award.

[5] The amount includes $120,872 of security expenses at his residence, as well as office and computer supplies, non-capitalized software and licenses, non-capitalized computer equipment and materials, telephone, internet and email services of $1,107, travel related expenses of $122,348, and matching contributions to our 401(k) plan of $5,455. Also includes $75,495 related to business travel on chartered flights.

[6] Mr. Bronstein joined us in April 2021 at an annual salary rate of $550,000 and therefore his salary set forth in the table above was prorated for the portion of 2021 in which he was employed by us.

Grants of Plan-Based Awards in 2021

The following table shows all plan-based awards granted to our NEOs during fiscal 2021:

Name	Grant Date	Estimated Possible Payouts Under Equity Incentive Plan Awards[1]			All Other Stock Awards: Number of Units	Grant Date Fair Value of Stock Awards ($)[2]
		Threshold (#)	Target (#)	Maximum (#)		
David Baszucki	2/21/2021	750,000	11,500,000	11,500,000[3]	—	232,185,000
Michael Guthrie	3/16/2021	—	—	—	90,000[4]	6,930,000
Manuel Bronstein	4/8/2021	—	—	—	850,000[4]	60,146,000
Craig Donato	3/16/2021	—	—	—	25,000[4]	1,925,000
Daniel Sturman[5]	—	—	—	—	—	—

[1] Amounts in the "Estimated Possible Payouts Under Equity Incentive Plan Awards relate to potential payouts under the CEO Long-Term Performance Award. The number of shares in the "Threshold" column represents the number of PSUs that would vest upon achievement of the first stock price hurdle. The number of shares in the "Target" and "Maximum" columns represent the number of PSUs that would vest upon achievement of all seven stock price hurdles. It is possible that Mr. Baszucki will realize zero compensation from this award if those stock price targets are not met or are met after the seven-year performance period.

[2] The amounts reported in this column represent the aggregate grant date fair value of the RSUs granted to the NEO in the fiscal year ended December 31, 2021, calculated in accordance with FASB ASC Topic 718. Such aggregate grant date fair values do not take into account any estimated forfeitures related to service-vesting conditions. The valuation assumptions used in determining such amounts are described in the Notes to our Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC on February 25, 2022. The amounts reported in this column reflect the accounting cost for these PSUs and RSUs, as applicable, and do not correspond to the actual economic value that may be received by the NEOs upon the vesting or settlement of the PSU or RSUs or sale of the shares of common stock underlying such PSUs or RSUs, as applicable. The valuation assumptions used in determining the grant date fair value of the RSUs (including the PSUs) are further described the footnotes to the "Summary Compensation Table for Fiscal Year 2021" above.

[3] The Long-Term Performance Award is eligible to vest based on our stock price performance over performance periods with the first beginning March 2, 2023 and ending on March 2, 2028.

[4] The RSUs are subject to time-based vesting, as described in the footnotes to the "Outstanding Equity Awards at Fiscal Year-End Table" below.

[5] Mr. Sturman did not receive an equity grant in 2021.

Outstanding Equity Awards at 2021 Year-End

The following table sets forth information regarding outstanding equity incentive plan awards held by our NEOs as of December 31, 2021:

		Options Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable[1]	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Option Exercise Price ($)[2]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[1]	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
David Baszucki	3/21/2016[4]	5,284,730	—	0.0759	3/21/2026	—	—	—	—
	10/20/2017[5]	1,607,278	34,198	0.53	10/19/2027	—	—	—	—
	1/23/2019[6]	1,822,916	677,084	3.345	1/22/2029	—	—	—	—
	1/24/2020[7]	1,197,916	1,302,084	3.405	1/24/2030	—	—	—	—
	2/21/2021[8]	—	—	—	—	—	—	11,500,000	1,186,340,000
Michael Guthrie	2/5/2018[9]	1,553,908	163,482	0.53	2/4/2028	—	—	—	—
	1/19/2020[10]	137,500	162,500	3.405	1/18/2030	—	—	—	—
	3/16/2021[11]	—	—	—	—	75,000	7,737,000	—	—
Manuel Bronstein	4/8/2021[12]	—	—	—	—	726,042	74,898,493	—	—
Craig Donato	11/15/2018[13]	100,000	91,668	3.345	11/14/2028	—	—	—	—
	12/21/2019[14]	62,501	143,750	3.405	12/20/2029	—	—	—	—
	11/18/2020[15]	—	—	—	—	77,458	7,990,567	—	—
	3/16/2021[16]	—	—	—	—	20,833	2,149,132	—	—
Daniel Sturman	1/19/2020[17]	8,334	833,333	3.405	1/18/2030	—	—	—	—

[1] Amount reflects all previous forward stock splits effected prior to our direct listing.

[2] This column represents the fair market value of a share of our Class A common stock on the date of the grant, as determined by the administrator of the 2004 Plan or the 2017 Plan, as applicable.

[3] This column represents the fair market value of the shares underlying the RSUs or PSUs as of December 31, 2021, based on the closing price of our Class A common stock, as reported on the New York Stock Exchange, of $103.16 on December 31, 2021.

[4] Amount reflects shares of our Class A common stock subject to a stock option granted pursuant to the terms and conditions of our 2004 Plan and a stock option agreement thereunder.

[5] Amount reflects shares of our Class A common stock subject to a stock option granted pursuant to the terms and conditions of our 2017 Plan and a stock option agreement thereunder. The shares subject to the stock option vest in 48 monthly installments beginning on January 1, 2018, subject to continued service to us as of each vesting date.

[6] Amount reflects shares of our Class A common stock subject to a stock option granted pursuant to the terms and conditions of our 2017 Plan and a stock option agreement thereunder. The shares subject to the stock option vest in 48 monthly installments beginning on January 1, 2019, subject to continued service to us as of each vesting date.

[7] Amount reflects shares of our Class A common stock subject to a stock option granted pursuant to the terms and conditions of our 2017 Plan and a stock option agreement thereunder. The shares subject to the stock option vest in 48 monthly installments beginning on January 1, 2020, subject to continued service to us as of each vesting date.

[8] This award is subject to both a service condition and a performance condition as described above. See the section titled "Executive Compensation-Founder and CEO Long-Term Performance Award" beginning on page 39 of this proxy statement for additional information, including vesting, relating to this award.

[9] Amount reflects shares of our Class A common stock subject to a stock option granted pursuant to the terms and conditions of our 2017 Plan and a stock option agreement thereunder. 1/4th of the shares subject to the stock option vest on February 5, 2019, and 1/48th of the shares vest in equal monthly installments thereafter, subject to continued service to us as of each vesting date.

[10] Amount reflects shares of our Class A common stock subject to a stock option granted pursuant to the terms and conditions of our 2017 Plan and a stock option agreement thereunder. 1/48th of the shares vest in equal monthly installments beginning on March 5, 2020, and thereafter, subject to continued service to us as of each vesting date.

[11] The RSUs vest as follows: (i) 9,375 RSUs vested on August 20, 2021, (ii) 78,750 RSUs vest in 14 equal quarterly installments through February 20, 2025, and (iii) 1,875 RSUs vest on May 20, 2025.

[12] The RSUs vest as follows: (i) 70,833 RSUs vested on August 20, 2021, (ii) 743,750 RSUs vest in 14 equal quarterly installments through February 20, 2025, and (iii) 35,417 RSUs vest on May 20, 2025.

(13) Amount reflects shares of our Class A common stock subject to a stock option granted pursuant to the terms and conditions of our 2017 Plan and a stock option agreement thereunder. 1/48th of the shares vest in equal monthly installments beginning on December 22, 2018, subject to continued service to us as of each vesting date.

(14) Amount reflects shares of our Class A common stock subject to a stock option granted pursuant to the terms and conditions of our 2017 Plan and a stock option agreement thereunder. 1/48th of the shares vest in equal monthly installments beginning on December 22, 2019, subject to continued service to us as of each vesting date.

(15) The RSUs vest as follows: (i) 11,917 RSUs vested on August 20, 2021, and (ii) 83,416 RSUs vest in 15 equal quarterly installments through February 20, 2025.

(16) The RSUs vest as follows: (i) 2,604 RSUs vested on August 20, 2021, (ii) 21,875 RSUs vest in 14 equal quarterly installments through February 20, 2025, and (iii) 521 RSUs vest on May 20, 2025.

(17) Amount reflects shares of our Class A common stock subject to a stock option granted pursuant to the terms and conditions of our 2017 Plan and a stock option agreement thereunder. 1/4th of the shares subject to the stock option vest on August 31, 2021, and 1/48th of the shares vest in equal monthly installments thereafter, subject to continued service to us as of each vesting date.

Option Exercises and Stock Vested in 2021

The following table sets forth information regarding options exercised and stock awards vested and value realized upon vesting, by our NEOs during fiscal year 2021:

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
David Baszucki	—	—	—	—
Michael Guthrie	1,621,140	119,046,271	15,000	1,533,769
Manuel Bronstein	—	—	123,958	13,019,847
Craig Donato	487,596	30,861,496	22,042	2,215,132
Daniel Sturman	425,000	41,139,267	—	—

(1) The aggregate value realized upon the exercise of an option represents the difference between the aggregate market price of the shares of our Class A common stock on the date of exercise and the aggregate exercise price of the option.

(2) The aggregate value realized upon the vesting and settlement of an RSU represents the aggregate market price of the shares of our Class A common stock on the date of settlement.

Potential Payments upon Termination or Change in Control

| Name | Base Salary ($) | Qualifying Termination without Change in Control | | | Total ($) |
		Cash Bonus ($)	Value of Accelerated Equity Awards ($)[1]	Value of Benefits ($)	
David Baszucki	1,200,000	—	128,240,991[2]	53,876	129,494,867
Michael Guthrie	550,000	—	26,580,883	35,917	27,166,800
Manuel Bronstein	550,000	—	16,441,125[3]	35,917	17,027,042
Craig Donato	550,000	—	19,734,828	35,917	20,320,745
Daniel Sturman	550,000	—	39,902,000	27,562	40,479,562

[1] The aggregate value shown for the acceleration of an option represents the difference between the closing price of our Class A common stock, as reported on the New York Stock Exchange, of $103.16 on December 31, 2021 and the exercise price of the option, multiplied by the number of accelerating shares. The aggregate value shown for the acceleration of an RSU is based on the closing price of our Class A common stock, as reported on the New York Stock Exchange, of $103.16 on December 31, 2021, multiplied by the number of accelerating RSUs.

[2] The amount of RSUs subject to the Founder and CEO Long-Term Performance Award is not included because the Company Stock Price Hurdles were not achieved as of December 31, 2021.

[3] Represents the value of eight months of accelerated vesting, which was the number of whole months Mr. Bronstein was employed by us as of December 31, 2021.

| Name | Base Salary ($) | Qualifying Termination with Change in Control | | | Total ($) |
		Cash Bonus ($)	Value of Accelerated Equity Awards ($)[1]	Value of Benefits ($)	
David Baszucki	1,600,000	—	200,982,270[2]	53,876	202,636,146
Michael Guthrie	825,000	—	40,725,345	35,917	41,586,262
Manuel Bronstein	825,000	—	74,898,493	35,917	75,759,410
Craig Donato	825,000	—	33,629,322	35,917	34,490,239
Daniel Sturman	825,000	—	83,129,133	27,562	83,981,695

[1] The aggregate value shown for the acceleration of an option represents the difference between the closing price of our Class A common stock, as reported on the New York Stock Exchange, of $103.16 on December 31, 2021 and the exercise price of the option, multiplied by the number of accelerating shares. The aggregate value shown for the acceleration of an RSU is based on the closing price of our Class A common stock, as reported on the New York Stock Exchange, of $103.16 on December 31, 2021, multiplied by the number of accelerating RSUs.

[2] The amount of RSUs subject to the Founder and CEO Long-Term Performance Award is not included because the Company Stock Price Hurdles were not achieved as of December 31, 2021.

We have entered into a change in control severance agreement with each of our NEOs that provides for the severance and change in control benefits as described below. Each change in control severance agreement supersedes any prior agreement or arrangement the NEO may have had with us that provides for severance and/or change in control payments or benefits.

Each change in control severance agreement will terminate on the date that all of the obligations of the parties to the change in control severance agreement have been satisfied.

If a NEO's employment is terminated outside the period beginning three months before a change in control and ending 12 months following a change in control, or the change in control period, either (i) by us (or any of our subsidiaries) without "cause" (and other than by reason of death or disability) or (ii) by the NEO for "good reason" (as such terms are defined in the NEO's change in control severance agreement), the NEO will receive the following benefits if he or she timely signs and does not revoke a release of claims in our favor:

■ a lump-sum payment equal to 12 months (or, in the case of Mr. Baszucki, 18 months) of the NEO's annual base salary as in effect immediately prior to such termination (or if such termination is due to a resignation for good reason based on a material reduction in base salary, then as in effect immediately prior to the reduction), or, in the case of Mr. Baszucki, calculated based on his base salary as in effect immediately prior to the time his salary was reduced to $0;

- payment of premiums for coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or COBRA, for the NEO and the NEO's eligible dependents, if any, for up to 12 months (or, in the case of Mr. Baszucki, 18 months), or taxable monthly payments for the equivalent period in the event payment of the COBRA premiums would violate, or be subject to an excise tax under, applicable law; and

- accelerated vesting and exercisability (as applicable) of outstanding equity awards for 12 months if the NEO has been continuously employed by us for 12 or more months, or accelerated vesting and exercisability (as applicable) of the outstanding equity awards for the number of months the NEO has been employed by us if the NEO has been employed by us for 3 months or more, but less than 12 months. Such acceleration will not apply to the CEO Long-Term Performance Award.

If, within the change in control period, the NEO's employment is terminated either (i) by us (or any of our subsidiaries) without cause (and other than by reason of death or disability) or (ii) by the NEO for good reason, the NEO will receive the following benefits if the NEO timely signs and does not revoke a release of claims in our favor:

- a lump-sum payment, less applicable withholdings, equal to the sum of (x) 18 months (or, in the case of Mr. Baszucki, 24 months) of the executive's annual base salary as in effect immediately prior to such termination (or if such termination is due to a resignation for good reason based on a material reduction in base salary, then as in effect immediately prior to the reduction or if greater, at the level in effect immediately prior to the change in control), or in the case of Mr. Baszucki, calculated based on his base salary as in effect immediately prior to the time his salary was reduced to $0, and (y) a pro-rated portion of 100% of the executive's target annual bonus as in effect for the fiscal year in which the termination occurs, with such pro-ration based on the number of days that have elapsed from the start of the fiscal year in which the termination occurs and the termination date;

- payment of premiums for coverage under COBRA for the NEO and the NEO's eligible dependents, if any, for up to 12 months (or, in the case of Mr. Baszucki, 18 months), or taxable monthly payments for the equivalent period in the event payment of the COBRA premiums would violate, or be subject to an excise tax under, applicable law; and

- 100% accelerated vesting and exercisability (as applicable) of all outstanding equity awards and, in the case of an equity award with performance-based vesting unless otherwise specified in the applicable equity award agreement governing such award, all performance goals and other vesting criteria generally will be deemed achieved at 100% of target levels.

If any of the amounts provided for under these change in control severance agreements or otherwise payable to our NEOs would constitute "parachute payments" within the meaning of Section 280G of the Code and could be subject to the related excise tax, the NEO would be entitled to receive either full payment of benefits under his or her change in control severance agreement or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the NEO. The change in control severance agreements do not require us to provide any tax gross-up payments.

Equity Compensation Plan Information

The following table summarizes our equity compensation plan information as of December 31, 2021. Information is included for equity compensation plans approved by our stockholders. We do not have any equity compensation plans not approved by our stockholders.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders[1]	89,451,134[2]	$2.82[3]	58,620,491[4]

[1] Includes the 2004 Plan, the 2017 Plan, the 2020 Plan, and the 2020 Employee Stock Purchase Plan, or the ESPP. The 2004 Plan was terminated effective January 19, 2017, and the 2017 Plan was terminated effective March 2, 2021.

[2] Includes 63,267,042 shares subject to stock options, 14,684,092 shares subject to RSUs, and 11,500,000 shares subject to PSUs that were outstanding as of December 31, 2021 that were issued under the 2004 Plan, the 2017 Plan or the 2020 Plan, as applicable. The number of shares subject to PSUs outstanding in the table above reflect shares that would be eligible to vest at 100% of target for PSUs for which the performance achievement had not yet been determined as of December 31, 2021. This number excludes purchase rights accruing under the ESPP.

[3] RSUs and PSUs, which do not have an exercise price, are excluded in the calculation of weighted-average exercise price. No options were granted during the fiscal year ended December 31, 2021.

[4] As of December 31, 2021, an aggregate of 52,811,226 shares of Class A common stock were available for issuance under the 2020 Plan and an aggregate of 5,809,265 shares of Class A common stock were available for issuance under the ESPP. The 2020 Plan provides that on the first day of each year beginning on January 1, 2022, the number of shares of Class A common stock available for issuance thereunder is automatically increased by a number equal to the least of (i) 75,000,000 shares, (ii) 5% of the outstanding shares of all classes of our common stock as of the last day of our immediately preceding fiscal year, and (iii) such other amount as our board of directors may determine. The 2020 ESPP provides that on the first day of each year beginning on January 1, 2022, the number of shares of Class A common stock available for issuance thereunder is automatically increased by a number equal to the least of (i) 15,000,000 shares, (ii) 1% of the outstanding shares of all classes of our common stock as of the last day of our immediately preceding fiscal year, and (iii) such other amount as our board of directors may determine. On January 1, 2022, the number of shares of Class A common stock available for issuance under the 2020 Plan increased by 29,293,911 shares pursuant to this provision and the number of shares of Class A common stock available for issuance under the 2020 ESPP increased by 5,858,782 shares. The increases are not reflected in the table above.

ITEM 4:

Ratification of the Independent Registered Public Accounting Firm



THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our ACC has appointed Deloitte & Touche LLP, an independent registered public accounting firm, to audit our consolidated financial statements for our fiscal year ending December 31, 2021. Deloitte & Touche LLP has served as our independent registered public accounting firm since 2019.

At the Annual Meeting, our stockholders are being asked to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2022. Our ACC is submitting the appointment of Deloitte & Touche LLP to our stockholders because we value our stockholders' views on our independent registered public accounting firm and as a matter of good corporate governance. Notwithstanding the appointment of Deloitte & Touche LLP, and even if our stockholders ratify the appointment, our ACC, in its discretion, may appoint another independent registered public accounting firm at any time during our fiscal year if our audit committee believes that such a change would be in the best interests of our Company and our stockholders. If our stockholders do not ratify the appointment of Deloitte & Touche LLP, our board of directors may reconsider the appointment. Representatives of Deloitte & Touche LLP will be present at the Annual Meeting, and they will have an opportunity to make a statement and will be available to respond to appropriate questions from our stockholders.

Vote Required

The ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2022 requires the affirmative vote of a majority of the voting power of the shares of our common stock present in person (including virtually) or by proxy at the Annual Meeting and entitled to vote thereon. Abstentions will have the effect of a vote against this proposal, and broker non-votes will have no effect.

Report of the Audit and Compliance Committee

The Audit and Compliance Committee is a committee of our board of directors comprised solely of independent directors as required by the listing standards of the NYSE and the rules and regulations of the Securities and Exchange Commission (the "**SEC**"). The composition of the Audit and Compliance committee, the attributes of its members and the responsibilities of the Audit and Compliance Committee, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate audit committees. With respect to Roblox's financial reporting process, Roblox's management is responsible for (1) establishing and maintaining internal controls and (2) preparing Roblox's consolidated financial statements. Roblox's independent registered public accounting firm, Deloitte & Touche LLP, is responsible for performing an independent audit of Roblox's consolidated financial statements and the effectiveness of Roblox's internal control over financial reporting. It is the responsibility of the audit and compliance committee to oversee these activities. It is not the responsibility of the Audit and Compliance Committee to prepare Roblox's financial statements. These are the fundamental responsibilities of management. In the performance of its oversight function, the audit and compliance committee has:

- reviewed and discussed the audited consolidated financial statements with management and Deloitte & Touche LLP;
- discussed with Deloitte & Touche the matters required to be discussed by applicable requirements of the Public Company Accounting Oversight Board ("**PCAOB**") and the SEC; and
- received the written disclosures and the letter from Deloitte & Touche LLP required by applicable requirements of the PCAOB regarding the independent accountant's communications with the audit and compliance committee concerning independence and has discussed with Deloitte & Touche LLP its independence.

Based on the Audit and Compliance Committee's review and discussions with management and Deloitte & Touche LLP, the Audit and Compliance Committee recommended to our board of directors that the audited financial statements be included in Roblox's Annual Report on Form 10-K for the fiscal year ended December 31, 2021 for filing with the SEC.

Respectfully submitted by the members of the audit and compliance committee of the board of directors:

GINA MASTANTUONO (CHAIR)
CHRISTOPHER CARVALHO
ANDREA WONG

This report of the Audit and Compliance Committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended ("**Securities Act**"), or under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

Audit and Non-Audit Fees

The following table presents fees (in thousands) for professional audit services and other services rendered to our company by Deloitte & Touche LLP for our fiscal years ended December 31, 2020 and 2021.

	2020	2021
Audit Fees[1]	$ 2,712	$ 2,393
Audit-Related Fees[2]	—	340
Tax Fees[3]	201	204
All Other Fees[4]	2	2
Total Fees	$ 2,915	$ 2,939

[1] Consist of fees for professional services provided in connection with the audit of our annual consolidated financial statements, reviews of our quarterly condensed consolidated financial statements, and statutory and regulatory filings or engagements. Also includes fees for services incurred in connection with our direct listing completed in 2021 and other nonrecurring transactions.

[2] Consist of assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not included in the fees reported in the table above under "Audit Fees." For the fiscal year ended December 31, 2021 this primarily consists of fees for services provided in connection with preparation for compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the comfort letter for the offering of our senior notes due 2030 issued in October 2021. No audit-related fees were incurred during fiscal 2020.

[3] Consist of fees for professional services primarily for tax compliance, tax advice, tax planning and transfer pricing.

[4] Consist of software subscription fees.

Pre-Approval Policies and Procedures

Our ACC has established a policy governing our use of the services of our independent registered public accounting firm. Under this policy, our ACC is required to pre-approve all services performed by our independent registered public accounting firm in order to ensure that the provision of such services does not impair the public accountants' independence. All services provided by Deloitte & Touche LLP for our fiscal year ended December 31, 2020 and December 31, 2021, respectively, were pre-approved by our ACC.

Transactions with Related Persons

Policies and Procedures for Related Person Transactions

Our ACC has the primary responsibility for reviewing and approving or disapproving "related party transactions," which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Our policy regarding transactions between us and related persons provides that a related person is defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our Class A common stock or Class B common stock, in each case since the beginning of the most recently completed year, and any of their immediate family members. Our ACC charter provides that our ACC shall review and approve or disapprove any related party transactions.

Under this policy, all related person transactions may be consummated or continued only if approved or ratified by our ACC. In determining whether to approve or ratify any such proposal, our ACC will take into account, among other factors it deems appropriate, (i) whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party and (ii) the extent of the related person's interest in the transaction.

The policy grants standing pre-approval of certain transactions, including (i) executive compensation governed by our standard compensation and benefits policies, (ii) director compensation arrangements governed by our standard director compensation policies, (iii) transactions with another company at which a related person's only relationship is as an employee, other than an executive officer or director, or beneficial owner of less than 10% equity interest of that company, if the aggregate amount involved does not exceed the greater of $200,000 or 2% of the recipient's consolidated gross revenues, (iv) charitable contributions, grants or endowments by us to a charitable organization, foundation or university where the related person's only relationship is as an employee, other than an executive officer or director, if the aggregate amount involved does not exceed the lesser of $1,000,000 or 2% of the charitable organization's total annual receipts, (v) any transaction available to all U.S. employees generally, (vi) transactions where a related person's interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis and (vii) any indemnification or advancement of expenses made pursuant to our charter or bylaws and any agreement.

In 2021, there were no related party transactions and there are not currently any proposed related party transactions, that would require disclosure under the SEC rules, other than as described below:

Series H Convertible Preferred Stock Financing

In January 2021, we issued and sold an aggregate of 11,888,886 shares of our Series H convertible preferred stock at a purchase price of $45.00 per share for aggregate gross proceeds of approximately $535.0 million. Purchasers of our Series H convertible preferred stock include venture capital funds that beneficially own more than 5% of our outstanding capital stock and/or are represented on our board of directors. The following table presents the number of shares and total purchase price paid by these entities.

Investor	Shares of Series H Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Altos Ventures Management, Inc.[1]	2,000,000	$ 90,000,000

[1] Entities affiliated with Altos Ventures which purchased shares of our Series H convertible preferred stock whose shares are aggregated for purposes of reporting ownership include Altos Hybrid 4 GS, LLC, Altos Hybrid HG, LLC, Altos Hybrid 2 V, LLC, Altos Hybrid 2 P-FIO, LLC, Altos Hybrid 3 B, LLC, Altos Hybrid UP, LLC, Altos Hybrid 3 W, LLC, Altos Hybrid 3 M, LLC, Altos Hybrid CC, LLC, Altos Hybrid 4, L.P. and Altos Ventures IV Reserve Fund, L.P. Anthony P. Lee, a member of our board of directors, is the Vice President of Altos Ventures Management, Inc.

We enter into ordinary course commercial dealings with companies that we consider arms-length on terms that are consistent with similar transactions with similar vendors. During 2021, there were no commercial transactions other than as described below. The ACC has determined that none of our directors had or currently has any direct or indirect material interest in the transaction described below:

Ms. Mastantuono, one of our directors, serves as the Chief Financial Officer of ServiceNow, Inc., which is a vendor. We recognized approximately $500,000 in expenses payable to ServiceNow, Inc. in 2021.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of February 28, 2022 for:

- each of our directors;
- each of our NEOs;
- all of our current directors and executive officers as a group; and
- each person or group known by us to be the beneficial owner of more than 5% of our Class A or Class B common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable.

We have based percentage ownership of our common stock on 539,800,154 shares of our Class A common stock and 51,337,302 shares of our Class B common stock outstanding as of February 28, 2022. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of February 28, 2022 or issuable pursuant to RSUs which are subject to vesting and settlement conditions expected to occur within 60 days of February 28, 2022 to be outstanding and to be beneficially owned by the person holding the stock option or RSU for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner is c/o Roblox Corporation, 970 Park Place, San Mateo, California 94403. The information provided in the table is based on our records, information filed with the SEC and information provided to us, except where otherwise noted.

	Shares beneficially owned				
	Class A		Class B†		Total Voting
	Shares	%	Shares	%	%+
Named Executive Officers and Directors:					
David Baszucki[1]	12,801,207	2.3%	51,337,302	100.0	65.9%
Daniel Sturman[2]	424,369	*	—	—	*
Craig Donato[3]	1,294,871	*	—	—	*
Michael Guthrie[4]	1,837,518	*	—	—	*
Manuel Bronstein[5]	48,767	*	—	—	*
Gina Mastantuono[6]	—	*	—	—	*
Gregory Baszucki[7]	14,140,253	2.6%	—	—	*
Christopher Carvalho[8]	1,507,310	*	—	—	*
Anthony P. Lee[9]	82,815,126	15.3%	—	—	5.3%
Andrea Wong[10]	15,833	*	—	—	*
All executive officers and directors as group (13 persons)[11]	115,508,258	20.9%	51,337,302	100.0	72.3%
Greater than 5% Stockholders:					
Entities affiliated with Altos Ventures[9]	82,815,126	15.3%	—	—	5.3%
Entities affiliated with Morgan Stanley[12]	78,374,401	14.5%	—	—	5.0%

* Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.

† The Class B common stock is convertible at any time by the holder into shares of Class A common stock on a share-for-share basis, such that each holder of Class B common stock beneficially owns an equivalent number of Class A common stock.

+ Percentage of total voting power represents voting power with respect to all shares of Class A common stock and Class B common stock as one class. Each holder of our Class A common stock is entitled to one vote per share, each holder of our Class B common stock is entitled to 20 votes per share. Holders of our Class A common stock and Class B common stock will vote together as one class on all matters submitted to a vote of our stockholders, except as expressly provided in our amended and restated certificate of incorporation or required by applicable law.

[1] Includes one share of Class A common stock held directly by Mr. Baszucki, 375,000 shares of Class A common stock and 12,773,474 shares of Class B common stock held of record by the 2020 David Baszucki Gift Trust for which Mr. Baszucki's spouse serves as the party who exercises voting and investment control, 1,312,500 shares of Class A common stock and 25,790,354 shares of Class B common stock held of record by The Freedom Revocable Trust dated February 28, 2017, as amended for which Mr. Baszucki serves as trustee and exercises voting and investment control, 750,000 shares of Class A common stock and 12,773,474 shares of Class B common stock held of record by the 2020 Jan Baszucki Gift Trust for which Mr. Baszucki serves as the party who exercises voting and investment control. Also includes 10,363,706 shares of Class A common stock subject to outstanding options which are exercisable within 60 days of February 28, 2022.

[2] Includes 88,105 shares of Class A common stock held directly by Mr. Sturman, 111,982 shares of Class A common stock held of record by Lucy Simon LLC for which the spouse of Mr. Sturman serves as manager and exercises voting and investment control and 111,983 shares of Class A common stock held of record Mo Red LLC for which Mr. Sturman serves as manager and exercises voting and investment control. Also includes 112,299 shares of Class A common stock subject to outstanding options which are exercisable within 60 days of February 28, 2022.

[3] Includes 989,036 shares of Class A common stock held directly by Mr. Donato, 45,000 shares of Class A common stock held by the Donato Generation Skipping Trust for which Mr. Donato serves as a co-trustee and exercises voting and investment control and 40,000 shares of Class A common stock held by Donato Family Foundation for which Mr. Donato serves as a member of the board and exercises voting and investment control. Also includes 220,835 shares of Class A common stock subject to outstanding options which are exercisable within 60 days of February 28, 2022.

[4] Includes 2,628 shares of Class A common stock held directly by Mr. Guthrie. Also includes 1,834,890 shares of Class A common stock subject to outstanding options which are exercisable within 60 days of February 28, 2022.

[5] Includes 48,767 shares of Class A common stock held directly by Mr. Bronstein.

[6] Ms. Mastantuono joined our board of directors in April 2021. No shares of Class A common stock subject to the RSUs issued to her have vested as of February 28, 2022 or will become issuable upon the vesting of such RSUs within 60 days of February 28, 2022.

[7] Includes 1,319,500 shares of Class A common stock held of record by Morgan Stanley Roth IRA as custodian for the Greg Baszucki IRA, 9,913,603 shares of Class A common stock held of record by the Greg and Christina Baszucki Living Trust Agreement dated August 18, 2006, for which Mr. Baszucki serves as trustee, 869,250 shares of Class A common stock held of record by Bessemer Trust Company of Delaware, N.A., as trustee of the Crossbow Dynasty Trust, dated November 13, 2020 and 869,250 shares of Class A common stock held of record by Bessemer Trust Company of Delaware, N.A., as trustee of the Morningstar Dynasty Trust, dated November 13, 2020. Mr. Baszucki exercises voting and investment control over all of these shares. Also includes 1,168,650 shares of Class A common stock subject to outstanding options which are exercisable within 60 days of February 28, 2022.

[8] Includes 1,229,476 shares of Class A common stock held directly by Mr. Carvalho and 160,968 shares of Class A common stock held by the Christopher P. Carvalho Revocable Trust UTD 10/11/2017 for which Mr. Carvalho is the trustee and exercises voting and investment control. Also includes 116,866 shares of Class A common stock subject to outstanding options which are exercisable within 60 days of February 28, 2022.

[9] Based solely on a Schedule 13G filed with the SEC on February 14, 2022 reporting stock ownership as of December 31, 2021, includes 16,317,319 shares of Class A common stock held of record by Altos Ventures IV, LP, 29,429,286 shares of Class A common stock held of record by Altos Ventures IV Liquidity Fund, L.P., 19,595,485 shares of Class A common stock held of record by Altos Roblox SPV 1, LLC, 2,740,938 shares of Class A common stock held of record by Altos Roblox SPV 2, LLC, 612,950 shares of Class A common stock held of record by Altos Ventures IV Reserve Fund, L.P., 13,647,326 shares of Class A common stock held of record by Altos Roblox SPV 2020, LLC, 327,380 shares of Class A common stock held of record by Altos Hybrid 2, LP, 111,112 shares of Class A common stock held of record by Altos Hybrid 4, LP (collectively, the "Altos Funds") and 33,330 shares of Class A common stock held of record by Altos Ventures Management, Inc. ("AVMI"). The general

partner of Altos Hybrid 2, L.P. is Altos Hybrid 2, GP, LLC; the general partner of Altos Hybrid 4, L.P. is Altos Hybrid 4 GP, LLC; and the general partner of Altos Ventures IV Liquidity Fund, L.P., Altos Ventures IV Reserve Fund, L.P. and Altos Ventures IV, L.P. is Altos Management Partners IV, LLC (collectively, the "General Partners"). The manager of Altos Roblox SPV 1, LLC, and Altos Roblox SPV 2, LLC is Altos Roblox Management Partners, LLC; the manager of Altos Roblox SPV 2020, LLC is Altos Roblox 2020 Management Partners, LLC (collectively, the Managers). The Managing Directors or Managing Members of the General Partners and the Managers of the Altos Funds and the members of AVMI's board of directors are Mr. Anthony P. Lee, Han J. Kim and Hodong Nam, who collectively exercise investment and voting control over the shares held by the Altos Funds and AVMI. Mr. Lee is a member of our board of directors. The address of the Altos Funds is 2882 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

[10] Includes 15,833 shares of Class A common stock subject to outstanding options which are exercisable within 60 days of February 28, 2022.

[11] Includes 101,320,154 shares of Class A common stock and 51,337,302 shares of Class B common stock beneficially owned by our executive officers and directors. Also includes 14,188,104 shares of Class A common stock subject to outstanding options which are exercisable within 60 days of February 28, 2022 and held by our executive officers and directors.

[12] Based solely on a Schedule 13G filed with the SEC on February 10, 2022 reporting stock ownership as of December 31, 2021, consists of: (i) 39,682,011 shares of Class A common stock held of record by Morgan Stanley, of which Morgan Stanley reported that it had shared voting power with respect to 35,051,339 shares and had shared dispositive power with respect to 39,682,011 shares; and (ii) 38,692,390 shares of Class A common stock held of record by Morgan Stanley Investment Management Inc., of which Morgan Stanley Investment Management Inc. reported that it had shared voting power with respect to 34,062,966 shares and had shared dispositive power with respect to 38,692,390 shares. The address of Morgan Stanley is 1585 Broadway, New York, NY 10036 and the address of Morgan Stanley Investment Inc. is 522 5th Avenue, 6th Floor, New York, NY 10036.

Questions and Answers About the Proxy Materials and 2022 Annual Meeting

ROBLOX CORPORATION
PROXY STATEMENT
FOR 2022 ANNUAL MEETING OF STOCKHOLDERS
to be held at 8:00 a.m. Pacific Time on Thursday, May 26, 2022

This proxy statement and the enclosed form of proxy are furnished in connection with the solicitation of proxies by our board of directors for use at the 2022 annual meeting of stockholders of Roblox Corporation, a Delaware corporation, and any postponements, adjournments, or continuations thereof (the "**Annual Meeting**"). The Annual Meeting will be held on Thursday, May 26, 2022 at 8:00 a.m. Pacific Time. The Annual Meeting will be conducted virtually via live audio webcast. You will be able to attend the Annual Meeting virtually by visiting https://web.lumiagm.com/215721927 (password: roblox2022), where you will be able to listen to the meeting live, submit questions, and vote online. The Notice of Internet Availability of Proxy Materials (the "**Notice**") containing instructions on how to access this proxy statement and our annual report is first being mailed on or about April 4, 2022 to all stockholders entitled to vote at the Annual Meeting. The proxy materials and our 2021 annual report can be accessed by following the instructions in the Notice.

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this proxy statement. You should read this entire proxy statement carefully. Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into this proxy statement and references to our website address in this proxy statement are inactive textual references only.

WHAT MATTERS AM I VOTING ON?
You are being asked to vote on:

- the election of two Class I directors to serve until the 2025 annual meeting of stockholders and until their successors are duly elected and qualified;
- a proposal to approve, on an advisory basis, the compensation of our named executive officers;
- a proposal to approve, on an advisory basis, the frequency of future stockholder advisory votes on the compensation of our named executive officers;
- a proposal to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2022; and
- any other business as may properly come before the Annual Meeting.

HOW DOES THE BOARD OF DIRECTORS RECOMMEND I VOTE ON THESE PROPOSALS?
Our board of directors recommends a vote:

- "FOR" the election of the Class I director nominees named in this proxy statement;
- "FOR" the approval, on an advisory basis, of the compensation of our named executive officers;
- To hold future stockholder advisory votes on the compensation of our named executive officers every one year; and
- "FOR" the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2022.

HOW MANY VOTES ARE NEEDED FOR APPROVAL OF EACH PROPOSAL?

Proposal No. 1: Each director is elected by a plurality of the voting power of our common stock present in person (including virtually) or represented by proxy at the Annual Meeting and entitled to vote on the election of directors. Abstentions and broker non-votes will have no effect on the outcome of the vote. "Plurality" means that the two nominees who receive the largest number of votes cast "for" such nominees are elected as directors. As a result, any shares not voted "for" a particular nominee (whether as a result of a withhold vote or a broker non-vote) will not be counted in such nominee's favor and will have no effect on the outcome of the election. You may vote "For" or "Withhold" on each of the nominees for election as a director.

Proposal No. 2: The approval, on an advisory basis, of the compensation of our named executive officers requires the affirmative vote of at least a majority of the voting power of our common stock present in person (including virtually) or represented by proxy at the Annual Meeting and entitled to vote thereon to be approved. You may vote "For," "Against," or "Abstain" with respect to this proposal. Abstentions are considered shares present and entitled to vote on this proposal, and thus, will have the same effect as a vote "Against" this proposal. Broker non-votes will have no effect on the outcome of this proposal. Because this proposal is an advisory vote, the result will not be binding on our board of directors or our company. Our board of directors and the LDCC will consider the outcome of the vote when determining named executive officer compensation.

Proposal No. 3: For the approval, on an advisory basis, of the frequency of future stockholder advisory votes on the compensation of our named executive officers, the frequency receiving the highest number of votes cast at the Annual Meeting by stockholders entitled to vote thereon will be considered the frequency preferred by the stockholders. If you "Abstain" from voting on this proposal, it will have no effect on the outcome. Broker non-votes also will have no effect on the outcome of this proposal. Because this proposal is an advisory vote, the result will not be binding on our board of directors or our company. Our board of directors and the LDCC will consider the outcome of the vote when determining how often we should submit to stockholders an advisory vote to approve the compensation of our named executive officers.

Proposal No. 4: The ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2022, requires the affirmative "For" vote of a majority of the voting power of the shares of our common stock present in person (including virtually) or represented by proxy at the Annual Meeting and entitled to vote thereon to be approved. Abstentions are considered shares present and entitled to vote on this proposal, and thus, will have the same effect as a vote "Against" this proposal. Broker non-votes will have no effect on the outcome of this proposal.

WHO IS ENTITLED TO VOTE?

Holders of our Class A and Class B common stock as of the close of business on March 28, 2022, the record date for the Annual Meeting, may vote at the Annual Meeting. As of the record date, there were 540,638,678 shares of our Class A common stock outstanding and 51,337,302 shares of our Class B common stock outstanding. Our Class A common stock and Class B common stock will vote as a single class on all matters described in this proxy statement for which your vote is being solicited. Stockholders are not permitted to cumulate votes with respect to the election of directors. Each share of Class A common stock is entitled to one vote on each proposal and each share of Class B common stock is entitled to 20 votes on each proposal. Our Class A common stock and Class B common stock are collectively referred to in this proxy statement as our "common stock."

Registered Stockholders. If shares of our common stock are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, you are considered the stockholder of record with respect to those shares, and the Notice was provided to you directly by us. As the stockholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card or to vote live at the Annual Meeting. Throughout this proxy statement, we refer to these registered stockholders as "stockholders of record."

Street Name Stockholders. If shares of our common stock are held on your behalf in a brokerage account or by a bank or other nominee, you are considered to be the beneficial owner of shares that are held in "street name," and the Notice was forwarded to you by your broker or nominee, who is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank, or other nominee as to how to vote your shares. Beneficial owners are also invited to attend the Annual Meeting. However, since a beneficial owner is not the stockholder of record, you may not vote your shares of our common stock live at the Annual Meeting unless you follow your broker's procedures for obtaining a legal proxy. If you request a printed copy of our proxy materials by mail, your broker, bank, or other nominee will provide a voting instruction form for you to use. Throughout this proxy statement, we refer to stockholders who hold their shares through a broker, bank, or other nominee as "street name stockholders."

ARE A CERTAIN NUMBER OF SHARES REQUIRED TO BE PRESENT AT THE ANNUAL MEETING?

A quorum is the minimum number of shares required to be present at the Annual Meeting to properly hold an annual meeting of stockholders and conduct business under our amended and restated bylaws and Delaware law. The presence in person, virtually or by proxy, of a majority of the voting power of all issued and outstanding shares of our common stock entitled to vote at the Annual Meeting will constitute a quorum at the Annual Meeting. Abstentions, withhold votes, and broker non-votes are counted as shares present and entitled to vote for purposes of determining a quorum.

HOW DO I VOTE?

If you are a stockholder of record, there are four ways to vote:

- by Internet prior to the Annual Meeting at www.voteproxy.com, 24 hours a day, seven days a week, until 11:59 p.m. Eastern time on May 25, 2022 and follow the on-screen instructions (have your proxy card in hand when you visit the website, and use the Company Number and Account Number shown to the right);
- by toll-free telephone at 1-800-PROXIES (1-800-776-9437) in the United States and Canada or 1-718-921-8500 from other countries from any touch-tone telephone and follow the instructions, until 11:59 p.m. Eastern time on May 25, 2022 (have your proxy card in hand when you call and use the Company Number and Account Number shown to the right);
- by completing and mailing your proxy card (if you received printed proxy materials); or
- by attending the Annual Meeting virtually by visiting https://web.lumiagm.com/215721927 (password: roblox2022), where you may vote and submit questions during the meeting (please have your Notice and proxy card in hand when you visit the website and use the Control Number shown to the right).

Even if you plan to attend the Annual Meeting, we recommend that you also vote by proxy so that your vote will be counted if you later decide not to attend the Annual Meeting.

If you are a street name stockholder, you will receive voting instructions from your broker, bank, or other nominee. You must follow the voting instructions provided by your broker, bank, or other nominee in order to direct your broker, bank, or other nominee on how to vote your shares. Street name stockholders should generally be able to vote by returning a voting instruction form, or by telephone or on the Internet. However, the availability of telephone and Internet voting will depend on the voting process of your broker, bank, or other nominee. As discussed above, if you are a street name stockholder, you may not vote your shares live at the Annual Meeting unless you obtain a legal proxy from your broker, bank, or other nominee.

HOW MAY MY BROKERAGE FIRM OR OTHER INTERMEDIARY VOTE MY SHARES IF I FAIL TO PROVIDE TIMELY DIRECTIONS?

Brokerage firms and other intermediaries holding shares of our common stock in street name for their customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker will generally have discretion to vote your shares on our sole "routine" matter: the proposal to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2022. Your broker will not have discretion to vote on any other proposals, which are "non-routine" matters, absent direction from you (and failure to provide instructions on these matters will result in a "broker non-vote").

CAN I CHANGE MY VOTE?

Yes. If you are a stockholder of record, you can change your vote or revoke your proxy any time before the Annual Meeting by:

- entering a new vote by Internet or by telephone; completing and returning a later-dated proxy card; notifying the Corporate Secretary of Roblox Corporation, in writing, at Roblox Corporation, 970 Park Place, San Mateo, California 94403; or attending and voting at the Annual Meeting (although attendance at the Annual Meeting will not, by itself, revoke a proxy). If you are a street name stockholder, your broker, bank, or other nominee can provide you with instructions on how to change your vote.

WHAT DO I NEED TO DO TO ATTEND THE ANNUAL MEETING?

You will be able to attend the Annual Meeting virtually, submit your questions during the meeting and vote your shares electronically at the meeting by visiting https://web.lumiagm.com/215721927. To participate in the Annual Meeting, you will need the control number included on your Notice or proxy card. The Annual Meeting webcast will begin promptly at 8:00 a.m. Pacific time. We encourage you to access the meeting prior to the start time. Online check-in will begin at 7:00 a.m. Pacific time, and you should allow ample time for the check-in procedures.

WHAT IS THE EFFECT OF GIVING A PROXY?

Proxies are solicited by and on behalf of our board of directors. David Baszucki and Michael Guthrie have been designated as proxy holders by our board of directors. When proxies are properly dated, executed, and returned, the shares represented by such proxies will be voted at the Annual Meeting in accordance with the instructions of the stockholder. If the proxy is dated and signed, but no specific instructions are given, the shares will be voted in accordance with the recommendations of our board of directors as described above. If any matters not described in this proxy statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote the shares. If the Annual Meeting is adjourned, the proxy holders can vote the shares on the new Annual Meeting date as well, unless you have properly revoked your proxy, as described above.

WHY DID I RECEIVE A NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS INSTEAD OF A FULL SET OF PROXY MATERIALS?

In accordance with the rules of the SEC, we have elected to furnish our proxy materials, including this proxy statement and our annual report, primarily via the Internet. The Notice containing instructions on how to access our proxy materials is first being mailed on or about April 4, 2021 to all stockholders entitled to vote at the Annual Meeting. Stockholders may request to receive all future proxy materials in printed form by mail or electronically by e-mail by following the instructions contained in the Notice. We encourage stockholders to take advantage of the availability of our proxy materials on the Internet to help reduce the environmental impact and cost of our annual meetings of stockholders.

HOW ARE PROXIES SOLICITED FOR THE ANNUAL MEETING?

Our board of directors is soliciting proxies for use at the Annual Meeting. All expenses associated with this solicitation will be borne by us. We will reimburse brokers or other nominees for reasonable expenses that they incur in sending our proxy materials to you if a broker, bank, or other nominee holds shares of our common stock on your behalf. In addition, our board of directors and employees may also solicit proxies by telephone, by electronic communication, or by other means of communication. Our board of directors and employees will not be paid any additional compensation for soliciting proxies.

WHERE CAN I FIND THE VOTING RESULTS OF THE ANNUAL MEETING?

We will announce preliminary voting results at the Annual Meeting. We will also disclose voting results on a Current Report on Form 8-K that we will file with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Form 8-K within four business days after the Annual Meeting, we will file a Form 8-K to publish preliminary results and will provide the final results in an amendment to the Form 8-K as soon as they become available.

I SHARE AN ADDRESS WITH ANOTHER STOCKHOLDER, AND WE RECEIVED ONLY ONE PAPER COPY OF THE PROXY MATERIALS. HOW MAY I OBTAIN AN ADDITIONAL COPY OF THE PROXY MATERIALS?

We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, we deliver a single copy of the Notice and, if applicable, our proxy materials, to multiple stockholders who share the same address, unless we have received contrary instructions from one or more of such stockholders. This procedure reduces our printing costs, mailing costs, and fees. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, we will deliver promptly a separate copy of the Notice and, if applicable, our proxy materials, to any stockholder at a shared address to which we delivered a single copy of any of these materials. To receive a separate copy, or, if a stockholder is receiving multiple copies, to request that we only send a single copy of the Notice and, if applicable, our proxy materials, such stockholder may contact us at:

Roblox Corporation
Attention: Corporate Secretary
970 Park Place,
San Mateo, California 94403

Street name stockholders may contact their broker, bank, or other nominee to request information about householding.

WHAT IS THE DEADLINE TO PROPOSE ACTIONS FOR CONSIDERATION AT NEXT YEAR'S ANNUAL MEETING OF STOCKHOLDERS OR TO NOMINATE INDIVIDUALS TO SERVE AS DIRECTORS?

Stockholder Proposals

Stockholders may present proper proposals for inclusion in our proxy statement and for consideration at next year's annual meeting of stockholders by submitting their proposals in writing to our Corporate Secretary in a timely manner. For a stockholder proposal to be considered for inclusion in our proxy statement for the 2023 annual meeting of stockholders, our Corporate Secretary must receive the written proposal at our principal executive offices not later than December 5, 2022. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Stockholder proposals should be addressed to:

Roblox Corporation
Attention: Corporate Secretary
970 Park Place,
San Mateo, California 94403

Our amended and restated bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in our proxy statement. Our amended and restated bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in our proxy materials with respect to such annual meeting, (ii) otherwise properly brought before such annual meeting by or at the direction of our board of directors, or (iii) properly brought before such meeting by a stockholder of record entitled to vote at such annual meeting who has delivered timely written notice to our Corporate Secretary, which notice must contain the information specified in our amended and restated bylaws. To be timely for the 2023 annual meeting of stockholders, our Corporate Secretary must receive the written notice at our principal executive offices:

- not earlier than January 26, 2023; and
- not later than February 25, 2023.

In the event that we hold the 2023 annual meeting of stockholders more than 25 days from the one-year anniversary of the Annual Meeting, a notice of a stockholder proposal that is not intended to be included in our proxy statement must be received by the Corporate Secretary at our principal executive offices:

- not earlier than the 120th day prior to the 2023 annual meeting of stockholders; and
- not later than the 10th day following the day on which public announcement of the date of the 2023 annual meeting of stockholders is first made by us.

If a stockholder who has notified us of his, her, or its intention to present a proposal at an annual meeting of stockholders does not appear to present his, her, or its proposal at such annual meeting, we are not required to present the proposal for a vote at such annual meeting.

RECOMMENDATION OR NOMINATION OF DIRECTOR CANDIDATES

Holders of 1% of our fully diluted capitalization for at least 12 months prior to the submission of the recommendation may recommend director candidates for consideration by our NCGC. Any such recommendations should include the nominee's name and qualifications for membership on our board of directors and should be directed to our Corporate Secretary or legal department at the address set forth above. For additional information regarding stockholder recommendations for director candidates, see the section titled *"Board of Directors and Corporate Governance—Stockholder Recommendations and Nominations to the Board of Directors."*

In addition, our amended and restated bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by our amended and restated bylaws. In addition, the stockholder must give timely notice to our Corporate Secretary in accordance with our amended and restated bylaws, which, in general, require that the notice be received by our Corporate Secretary within the time periods described above under the section titled "*Stockholder Proposals*" for stockholder proposals that are not intended to be included in a proxy statement.

AVAILABILITY OF BYLAWS

A copy of our amended and restated bylaws is available via the SEC's website at http://www.sec.gov or on our investor relations website at http://ir.roblox.com/governance/governance-documents. You may also contact our Corporate Secretary at the address set forth above for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

Other Matters

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires that our executive officers and directors, and persons who own more than 10% of our common stock, file reports of ownership and changes of ownership with the SEC. Such directors, executive officers and 10% stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

SEC regulations require us to identify in this proxy statement anyone who filed a required report late during the most recent fiscal year. Based solely on our review of copies of such forms that we have received, or written representations from reporting persons, we believe that during the fiscal year ended December 31, 2021, all executive officers, directors and greater than 10% stockholders complied with all applicable SEC filing requirements, except that, due to administrative errors, Hodong Nam, managing director of Altos Venture Management Inc., filed two late Form 4 filings representing seven transactions not reported on a timely basis, Anthony P. Lee filed one late Form 4 representing one transaction not reported on a timely basis and Alto Ventures Management Inc. filed one late Form 4 representing one transaction not reported on a timely basis.

Fiscal Year 2021 Annual Report and SEC Filings

Our financial statements for our fiscal year ended December 31, 2021 are included in our Annual Report on Form 10-K, which was filed with the SEC and which we will make available to stockholders at the same time as this proxy statement. This proxy statement and our annual report are posted on our website at ir.roblox.com and are available from the SEC on its website at www.sec.gov. You may also obtain a copy of our annual report without charge by sending a written request to Roblox Corporation, Attention: Investor Relations, 970 Park Place, San Mateo, California 94403.

* * *

The Board of Directors does not know of any other matters to be presented at the Annual Meeting. If any additional matters are properly presented at the Annual Meeting, the persons named in the enclosed proxy card will have discretion to vote the shares of our common stock they represent in accordance with their own judgment on such matters.

It is important that your shares of our common stock be represented at the Annual Meeting, regardless of the number of shares that you hold. You are, therefore, urged to vote by telephone or by using the Internet as instructed on the enclosed proxy card or execute and return, at your earliest convenience, the enclosed proxy card in the envelope that has also been provided.

THE BOARD OF DIRECTORS

San Mateo, California
April 4, 2022